SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 001-02979

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan

c/o Wells Fargo & Company

Sixth and Marquette

Minneapolis, MN 55479

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company

420 Montgomery Street

San Francisco, CA 94163

(a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2011

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011

Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2011

(b)	The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23)	Consent of Independent Registered Public Accounting Firm

WELLS FARGO & COMPANY 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2011, (2) schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 and (3) schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Francisco, California

June 8, 2012

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments at fair value (notes 3, 4, 5 and 6):
Wells Fargo ESOP Fund (note 3):
Company common stock
Allocated	$4,852,965,823	5,099,302,202
Unallocated	1,791	775
Company convertible preferred stock – unallocated	1,158,112,832	898,467,068
Short-term investments – allocated	75,871,778	91,483,712

	6,086,952,224	6,089,253,757

Wells Fargo Non-ESOP Fund (note 3):
Company common stock	320,633,674	222,007,928
Short-term investments	9,169,165	6,823,540

	329,802,839	228,831,468

Wells Fargo Stable Value Fund	3,956,853,806	3,677,991,983
Multi-manager funds	3,170,851,853	3,100,679,158
Collective investment funds	4,619,980,860	4,345,071,335
Mutual funds	4,013,514,606	3,809,372,895

Total investments at fair value	22,177,956,188	21,251,200,596

Notes receivable from participants	743,007,616	693,429,713
Employer match contribution receivable	22,614,110	23,236,998
Employer profit sharing contribution receivable	314,404,816	311,110,926
Other miscellaneous receivables	6,276,518	32,044
Accrued income	74,794	4,724

Total assets	23,264,334,042	22,279,015,001

Liabilities:
ESOP Notes payable – unallocated (notes 4 and 13)	(925,633,954)	(663,252,488)
Excess contributions and earnings payable (note 15)	(6,844)	(25,097)

Total liabilities	(925,640,798)	(663,277,585)

Net assets available for benefits before adjustment	22,338,693,244	21,615,737,416
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(130,323,688)	(96,719,138)

Net assets available for benefits	$22,208,369,556	21,519,018,278

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Investment income:
Net (depreciation) appreciation in fair value of investments (note 5)	$(1,142,771,507)	2,056,789,367
Dividends, net of pass-through dividends of $21,388,086 and $9,527,127, respectively	309,321,958	215,314,289
Interest	108,479,029	117,431,252

Total investment income	(724,970,520)	2,389,534,908

Contributions:
Employer	1,127,913,979	1,122,170,731
Participants, net of excess contributions of $7,050 and $21,651, respectively	1,183,620,066	1,143,013,434

Total contributions	2,311,534,045	2,265,184,165

Interest income from notes receivable from participants	38,150,481	36,282,052
Other income (notes 10, 17(b))	15,208,737	4,216,403

Total additions to plan assets	1,639,922,743	4,695,217,528

Benefits paid to participants	(1,849,685,297)	(1,633,218,693)
ESOP interest expense	(38,674,946)	(36,056,734)

Total deductions to plan assets	(1,888,360,243)	(1,669,275,427)

Net (decrease) increase before transfers from other plans	(248,437,500)	3,025,942,101
Transfers from other plans (note 12)	937,788,778	—

Net increase	689,351,278	3,025,942,101
Net assets available for benefits:
Beginning of year	21,519,018,278	18,493,076,177

End of year	$22,208,369,556	21,519,018,278

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan with a 401(k) feature sponsored by the Company. The portion of the Plan invested in company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S. based employees are participating employers in the Plan during 2011. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees become eligible to make salary deferral contributions (before-tax and/or Roth) on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service subject to other eligibility requirements. Employees are also eligible to receive discretionary profit sharing contributions if made by the Company after completion of one year of vesting service and satisfaction of other eligibility requirements.

Effective January 1, 2010, the Plan was amended to constitute a “safe harbor 401(k) plan” under the IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions and the contributions will automatically satisfy the nondiscrimination testing requirements under IRC section 401(m). In addition, the salary deferral contributions for participants who have had at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC section 401(k).

The Plan is administered by the Plan Administrator, and the investment funds offered under the Plan are selected by a committee (the Employee Benefit Review Committee) whose members prior to February 1, 2011 were appointed by the Human Resources Committee of the Board of Directors of the Company. Effective February 1, 2011, the members of the Employee Benefit Review Committee will be appointed by the Company’s Chief Administrative Officer and Director of Human Resources. The assets of the Plan are held and invested by Wells Fargo Bank, N.A. (the Trustee), which is a wholly owned subsidiary of the Company.

(b)	Contributions and Vesting

Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ certified compensation. Participants age 50 or older can make before tax catch-up and/or Roth catch-up salary deferral contributions each year in accordance with limits set by the Internal Revenue Service (IRS). Such contributions are generally made on an unmatched basis. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Company’s common stock. Effective January 1, 2010, all actively employed participants in the Plan become 100% vested in their employer matching contributions. Employer matching contributions made on or after January 1, 2010 will be 100% vested at all times. Prior to January 1, 2010, participants become vested in the employer matching contribution at 25% per year and are fully vested after four years of service.

4	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Company may make a discretionary profit sharing contribution to the Plan for a year which is allocated to eligible participants. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of certified compensation). The contribution is automatically invested in the Company’s common stock and becomes 100% vested after three years of service. For the years ended December 31, 2011 and 2010, the Company made a $314,404,816 and $311,110,926 discretionary profit sharing contribution, respectively.

The Company may make discretionary share award contributions to the Plan for a year which is allocated to eligible participants. If a contribution is made for a particular year, the Company will determine the percentage of certified compensation to be contributed and the maximum dollar amount for each eligible participant (not to exceed $750). The contribution is automatically invested in the Company’s common stock. Participants become vested in the discretionary share award contributions at 25% per year and fully vested after four years of service. For the years ended December 31, 2011 and 2010, there were no discretionary share award contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s matching contributions, any discretionary Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	ESOP Plan Notes

As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2011 and 2010, the Plan borrowed money from the Company to buy Company preferred stock (note 13).

(e)	Payment of Benefits and Forfeitures

On termination of employment, a participant may elect to receive his or her vested account balance as a lump sum or as a partial lump sum. Effective January 1, 2010, the Plan no longer provides installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination.

While employed, a participant may make withdrawals from his or her account (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated

5	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the withdrawal be disbursed in the form of shares of the Company’s common stock with the value of fractional shares paid in cash.

When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were approximately $5,228,000 and $5,066,000 for the years ended December 31, 2011 and 2010, respectively. In accordance with the plan amendment effective January 1, 2009, in December 2009, all non-vested balances for a participant with a termination date prior to January 1, 2010, were forfeited. The unallocated forfeiture account balance was approximately $8,234,000 and $11,815,000 for the years ended December 31, 2011 and 2010, respectively.

(f)	Notes Receivable from Participants

Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may have three loans outstanding at any time with one of those loans being a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months or (2) 50% of the participant’s total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is a reasonable rate determined by the Plan Administrator. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2011, interest rates ranged from 3.25% to 11.50% and loans mature through February 18, 2033.

Upon termination of employment or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

(g)	ESOP

The Plan purchases company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).

Participants in the Plan may elect to have cash dividends from company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Plan or distributed to them in cash. Dividends on employer contribution accounts that are reinvested are used to make payments on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.

6	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Certain participants in the Plan are not eligible to invest in the Wells Fargo ESOP Fund, and employer contributions for these participants are automatically invested in the Company common stock in the Wells Fargo Non-ESOP Fund. Dividends on common stock held in the Wells Fargo Non-ESOP Fund are reinvested in the Plan within the Wells Fargo Non-ESOP Fund.

(h)	Investment Options

Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 25 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Target Date Fund. Participants may change their deferral percentage or investment direction at any time.

Employer contributions are automatically invested in Company common stock. Shares of company common stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Company common stock at any time and reinvest in any of the other investment funds. Effective October 12, 2009, all Company common stock is held in the Wells Fargo ESOP Fund and Wells Fargo Non-ESOP Fund under the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan’s assets and the Company has elected the financial statement presentation format, which presents the Plan’s assets as if they were not part of a Master Trust.

As of December 31, 2011, the Trust is composed of the following 26 investment funds: 100% Treasury Money Market Fund, Stable Value Fund, Bond Index Fund, Dow Jones Target Today Fund, Dow Jones Target 2010 Fund, Dow Jones Target 2015 Fund, Dow Jones Target 2020 Fund, Dow Jones Target 2025 Fund, Dow Jones Target 2030 Fund, Dow Jones Target 2035 Fund, Dow Jones Target 2040 Fund, Dow Jones Target 2045 Fund, Dow Jones Target 2050 Fund, Dow Jones Target 2055 Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, S&P Mid Cap Index Fund, Russell Small Cap Fund, Small Cap Fund, International Index Fund, EuroPacific Growth Fund, Emerging Markets Equity Fund, NASDAQ 100 Index Fund, Wells Fargo ESOP Fund and Wells Fargo Non-ESOP Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 26 funds on behalf of the Plan.

7	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(c)	Administrative Expenses

All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees which are netted against investment returns.

(d)	New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU or Update) 2010-06, Improving Disclosures About Fair Value Measurements, which amends the disclosure requirements for fair value measurements. Companies are required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy. This Update also clarifies that fair value measurement disclosures should be presented for each asset and liability class, which is generally a subset of a line item in the statement of net assets available for benefits. In the rollforward of Level 3 activity, companies must present information on purchases, sales, issuances and settlements on a gross basis rather than on a net basis. Companies should also provide information about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring instruments classified as either Level 2 or Level 3. The Plan adopted the requirement for gross presentation in the Level 3 roll forward. The Plan’s adoption of the Update did not affect the statement of net assets available for benefits or the statement of changes in net assets available for benefits since it amends only the disclosure requirements for fair value measurements. See note 6 for information and related disclosures regarding fair value measurements.

(e)	Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 6 for discussion on fair value measurements.

Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2011 and 2010, the Plan owned approximately 3.50% and 3.26%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owned 981,781 shares and 764,581 shares of convertible preferred stock of the Company with a fair value of approximately $1,158 million and $898 million as of December 31, 2011 and 2010, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.

On March 18, 2011, the Plan purchased 1,200,000 shares of 2011 ESOP cumulative convertible preferred stock from the Company for $1,302 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,181 per share as of December 31, 2011, with cumulative dividends payable quarterly at an initial annual rate of 9.00%. The note bears interest at 2.50% and is due in 2021.

8	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

On March 26, 2010, the Plan purchased 1,000,000 shares of 2010 ESOP cumulative convertible preferred stock from the Company for $1,080 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,183 per share as of December 31, 2010, with cumulative dividends payable quarterly at an initial annual rate of 9.50%. The note bears interest at 3.00% and is due in 2020.

(f)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(g)	Reporting of Fully Benefit-Responsive Contracts

FASB Accounting Standards Codification (ASC) 946-210-45 and 946-210-50 requires fully benefit-responsive investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(h)	Guaranteed Investment Contracts and Security-Backed Contracts

(i)	Description

The Stable Value Fund (the Fund) primarily invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. The Fund also invests in Stable Return Fund G, which has an investment objective similar to that of the Fund, and Short Term Investment Fund G, which invests in highly liquid assets. The Fund uses these investments for daily liquidity needs.

GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract (also known as a synthetic GIC or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The interest crediting rate of a security-backed contract is based on the contract value, the fair value, duration, and yield to maturity of the

9	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value. No payments related to the security backed contracts were made during the year ended December 31, 2011.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored by the Plan’s investment advisor. The Plan’s policy is to require that the issuers of each investment contract have at least an “A-” rating at the time the contracts are entered into and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

(ii)	Variables that Impact Future Crediting Rates

The primary variables impacting the future crediting rates of security-backed contracts include:

•	the current yield of the assets underlying the contract;

•	the duration of the assets underlying the contract; and

•	the existing difference between the fair value and contract value of the assets within the contract.

Most GICs provide a fixed-rate of interest over the term to maturity and, therefore, do not experience fluctuating crediting rates. As of December 31, 2011, the Fund also held one GIC that provides an adjustable rate of interest, which is based on the three-month LIBOR.

(iii)	Crediting Rate Calculation Methodology

The Fund uses the following compound crediting rate formula for security-backed contracts:

CR = [(FV/CV(1/D))*(1+Y)]-1, where:

CR = gross crediting rate

FV = fair value of underlying portfolio

CV = contract value

D = weighted average duration of the underlying portfolio

Y = annualized weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to security-backed contract issuers.

10	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(iv)	Basis and Frequency of Determining Contract Crediting Rates

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset.

(v)	Minimum Crediting Rates

Security-backed contracts cannot credit an interest rate that is less than zero percent.

(vi)	Relationship between Future Crediting Rates and Adjustment between Fair Value and Contract Value

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

(vii)	Valuation of Investments

GICs issued by insurance companies and other financial institutions at fixed rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest, which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets. The contract rate resets periodically, normally each quarter or semiannually, using end-of-period data. The interest rate disclosed on the supplemental schedule of assets (held at end of year) represents the rate in effect on December 31, 2011. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets held. The collective trust fund and short-term investment fund investments are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.

The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. See note 6 for additional discussion on fair value measurements.

11	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(viii)	Withdrawal and Termination Provisions

All GICs and security-backed contracts held by the Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an amortization election as described below. In addition, if the Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement

12	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

(ix)	Investment Transactions and Interest Income

Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.

(x)	Unit Issues, Redemptions, Distributions

In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Fund. Units of the Fund are issued and redeemed at the current net asset value.

(xi)	Average Yields

The average yield for the investment contracts based on actual earnings at December 31, 2011 and 2010 was 1.73% and 2.44%, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2011 and December 31, 2010, respectively.

The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2011 and 2010 was 2.81% and 3.21%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2011 and 2010, respectively.

(xii)	Securities Purchased on a Forward-Commitment Basis

Delivery and payment for securities that have been purchased by the portfolios underlying the security-backed contracts of the Fund on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the portfolios underlying the security-backed contracts if the Fund makes such purchases while remaining substantially fully invested.

13	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

In connection with its ability to purchase securities on a forward-commitment basis, the Fund may enter into mortgage dollar rolls in which the Fund sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date at a lower purchase price relative to the current market. These price reductions are included within realized gains and losses.

(xiii)	Securities Sold on a Forward-Commitment Basis

The portfolios underlying the security-backed contracts of the Fund may enter into forward sale commitments to hedge portfolio positions or to sell mortgage-backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, is used to satisfy the commitment.

Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is “marked-to-market” like other securities in the Fund, and the change in fair value is recorded by the portfolios underlying the security-backed contracts as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the underlying portfolio realizes a gain or loss. If the underlying portfolio delivers securities under the commitment, the underlying portfolio realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.

(xiv)	Futures Transactions

The Fund may use futures contracts to gain or to hedge against broad market, interest rate or currency exposure. In order to gain exposure to or to protect against changes in the market, the portfolios underlying the security-backed contracts of the Fund may buy or sell financial futures contracts on any U.S. or foreign exchange. Risks of entering into futures transactions include the possibility that there may be an illiquid market at the time of settlement or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount equal to a percentage of the futures contract value (initial margin). Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments reflect the daily changes in the futures contract value and are recorded as unrealized gains and losses. The underlying portfolio recognizes a realized gain or loss when the futures contract is closed or expires. With futures, there is minimal counterparty risk to the Fund since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.

14	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(xv)	Interest Rate Swap Transactions

To preserve a return or spread on a particular investment underlying a security-backed contract, to create synthetic adjustable-rate mortgage securities, or for other nonspeculative purposes, the Fund may enter into various hedging transactions, such as interest rate swaps. Interest rate swaps involve the exchange of commitments to pay or receive interest, for example an exchange of floating-rate payments for fixed-rate payments. The underlying portfolio records the amount of interest accrued due to or owed by the Fund according to the payment terms of the interest rate swap as an increase or decrease in realized gains or losses. The Fund may also buy or write options to enter into an interest rate swap at a future date (swaption). The Fund may engage the security-backed contract issuer as the counterparty to the interest rate swap transaction.

If forecasts of interest rates and other market factors are incorrect, the Fund’s investment performance will diminish compared to what performance would have been if these investment techniques were not used. Even if the forecasts are correct, there is the risk that the positions may correlate imperfectly with the asset or liability being hedged. Other risks of entering into these transactions are that a liquid secondary market may not always exist or that the counterparty to a transaction may not fulfill the required commitments.

Interest rate swaps are valued and recorded by the Fund in the form of unrealized appreciation or depreciation. The Fund will realize a gain or loss when the interest rate swap expires or closes. The Fund records as an increase or decrease to realized gains (losses), the amounts paid or received by the Fund according to the payment terms of the interest rate swap. Interest rate swaps are valued based on prices quoted by independent brokers. Positions for which quotations are not readily available are valued at fair value as determined by the Investment Advisor. These valuations represent the net present value of all future cash settlement amounts based on the implied forward interest rates.

(xvi)	Credit Default Swap Transactions

The Fund may enter into credit default swap transactions as an investment strategy in the portfolios underlying the security-backed contracts to either add or reduce credit risk to an individual issuer or to a basket of issuers without purchasing or selling cash bonds. The buyer in a credit default contract is obligated to pay the seller a periodic stream of payments over the term of the contract provided no event of default has occurred. In the event of default, the seller must pay the buyer the par value (full notional value) of the reference obligation in exchange for the reference obligation. The Fund may be either the buyer or seller in such transactions. If the Fund is a buyer and no event of default occurs, the Fund loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for the reference obligation that may have little or no value. As a seller of a credit default swap, the Fund receives a fixed rate of income throughout the term of the contract, provided there is no default event. If an event of default occurs, the seller must pay the notional value of the reference obligation. The value of the reference obligation received by the seller, coupled with the periodic payments previously received may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Fund. Credit default swaps involve greater risks than if the Fund had invested in the reference obligation directly.

15	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

In addition to general market risks, credit default swaps are subject to illiquidity, counterparty risk, and credit risk. In the event of default by the counterparty, the Fund may recover amounts paid under the agreement either partially or in total by offsetting any payables and/or receivables with collateral held or pledged.

If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and take delivery of the referenced obligation, other deliverable obligations or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index. If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and deliver the referenced obligation, other deliverable obligations or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index. Recovery values are assumed by market makers considering either industry standard recovery rates or entity specific factors and considerations until a credit event occurs. If a credit event has occurred, the recovery value is determined by a facilitated auction whereby a minimum number of allowable broker bids, together with a specified valuation method, are used to calculate the settlement value.

The Fund is party to International Swap Dealers Association, Inc. Master Agreements (ISDA Master Agreements) with select counterparties that govern transactions, such as over-the-counter swap contracts, entered into by the Fund and those counterparties. The ISDA Master Agreements maintain provisions for general obligations, representations, agreements, collateral and events of default or termination. Events of termination include conditions that may entitle counterparties to elect to terminate early and cause settlement of all outstanding transactions under the applicable ISDA Master Agreement. Any election by the counterparty to early terminate may impact the amounts reported in the financial statements. As of December 31, 2011, no early termination triggers have been met and invoked by the counterparties.

(xvii)	Expenses

The Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant-directed withdrawals. Investment management fees are not charged directly to the Fund.

(i)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

16	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(k)	Payment of Benefits

Benefits are recorded when paid.

(l)	Excess Contributions and Earnings Payable

Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2011 and 2010, $6,844 and $25,097, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

(m)	Reclassifications

Certain amounts in 2010 were reclassified to conform with the presentation in 2011. The reclassification had no impact to the statement of net assets available for benefits.

(3)	Wells Fargo ESOP Fund and Wells Fargo Non-ESOP Fund

Prior to October 12, 2009, the Plan offered two Wells Fargo stock funds (the Wells Fargo ESOP Fund and the Wells Fargo Stock Fund). Effective October 12, 2009, the Wells Fargo Stock Fund merged into the Wells Fargo ESOP Fund. The Plan added the Wells Fargo Non-ESOP Fund on January 1, 2010 upon the merger of the Wachovia Savings Plan (Savings Plan) into the Plan for participants that are not eligible to participate in the Wells Fargo ESOP Fund. Participants can elect to diversify out of the Wells Fargo ESOP Fund and the Wells Fargo Non-ESOP Fund to the other Plan investment funds at any time.

The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage shares are converted into Company common stock for allocation to participants’ accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).

Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund, Wells Fargo Non-ESOP Fund and the Unallocated Reserve in proportion to “votes’ cast by participants.

17	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased. Participants may not elect to have dividends on their vested accounts in the Wells Fargo Non-ESOP Fund paid to them in cash. Dividends on common stock held in the Wells Fargo Non-ESOP Fund are reinvested in the Plan within the Wells Fargo Non-ESOP Fund.

The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.

In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as ESOP loan payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching contributions. No such reclassification occurred in 2011 and 2010.

18	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Shares and Investments Not Directed by Participants

Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2011 and 2010 is presented in the following tables.

	2011	2010
	ESOP Unallocated	ESOP Unallocated
Assets:
Company common stock	$1,791	775
Company convertible preferred stock	1,158,112,832	898,467,068

Total investments	1,158,114,623	898,467,843
Accrued interest income	3,887	4,269

Total assets	1,158,118,510	898,472,112

Liabilities:
Notes payable	(925,633,954)	(663,252,488)

Total liabilities	(925,633,954)	(663,252,488)

Net assets available for benefits	$232,484,556	235,219,624

Company common shares:
Number of shares	65	25
Cost	$1,665	649
Fair value	$1,791	775
Company convertible preferred shares:
Number of shares	981,781	764,581
Cost	$1,057,967,615	820,494,778
Estimated fair value	$1,158,112,832	898,467,068

19	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	2011	2010
	ESOP Unallocated	ESOP Unallocated
Contributions	$947,656,886	831,426,186
Net (depreciation) appreciation	(58,565,908)	(20,171,567)
Dividend income	94,682,442	75,840,583
Interest income	27,845	23,603
Notes payable interest expense	(38,674,946)	(36,056,734)
Release of common stock 33,454,667 and 26,047,961 shares for 2011 and 2010, respectively	(947,864,315)	(717,608,526)
Transfer in of Wachovia Savings Plan ESOP	—	(20,192,980)
Transfer from other funds	2,928	12,778,339

(Decrease) increase in net assets	(2,735,068)	126,038,904
Net assets:
Beginning of year	235,219,624	109,180,720

End of year	$232,484,556	235,219,624

(5)	Investments

The following represents the Plan’s investments as of December 31, 2011 and 2010. Individual investments which represent 5% of net assets available for benefits are separately identified (†):

	2011	2010
Assets:
Wells Fargo ESOP Fund †:
Company common stock*
Allocated	$4,852,965,823	5,099,302,202
Unallocated	1,791	775
Company convertible preferred stock – unallocated*	1,158,112,832	898,467,068
Short-term investments – allocated*	75,871,778	91,483,712

Total ESOP Fund	6,086,952,224	6,089,253,757

Wells Fargo Non-ESOP Fund :
Company common stock*	320,633,674	222,007,928
Short-term investments*	9,169,165	6,823,540

Total Non-ESOP Fund	329,802,839	228,831,468

20	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	2011	2010
Wells Fargo Stable Value Fund*†:
Investment contracts	$112,478,850	112,609,400

Security-backed contracts:
Underlying securities of security-backed contracts	3,067,661,722	3,046,080,450
Receivable for investment securities sold	6,916,000	7,235,907
Receivable for securities sold on a forward commitment	6,197,522	—
Pending trades	4,155,414	259,797
Accrued interest receivable	11,993,838	9,919,002
Deposit with brokers for future transactions	414,000	286,500
Receivable for investment payments due	53,919,201	935,012
Wrapper contract at fair market value	3,142,059	6,410,439
Cash	10,395	8,235
Payable for investment securities purchased	(6,951,000)	(6,951,000)
Wrapper contract fee payable	(1,501,993)	(974,198)
Variation margin payable	(26,250)	(6,094)
Payable for securities purchased on a forward commitment	(41,374,276)	(24,426,025)

Total security-backed contracts	3,104,556,632	3,038,778,025

Collective Investment Fund:
Wells Fargo Short-term Investment Fund G	442,880,371	324,662,123
Wells Fargo Stable Return Fund G	296,937,953	201,942,435

Total Collective Investment Fund	739,818,324	526,604,558

Total Wells Fargo Stable Value Fund	3,956,853,806	3,677,991,983

Multi-manager funds:
Wells Fargo Large Cap Value Fund †:
Evergreen Intrinsic Value Class mutual fund*	—	423,975,268
Dodge & Cox Stock mutual fund	445,505,834	449,648,978
MFS Large Cap Value collective investment fund	431,171,685	430,769,537
T Rowe Price Equity Income Fund	434,968,112	—

Total Wells Fargo Large Cap Value Fund	1,311,645,631	1,304,393,783

Wells Fargo Large Cap Growth Fund:
Wells Fargo Advantage Capital Growth mutual fund*	322,867,700	290,576,932
Neuberger Berman Large Cap Disciplined Growth collective investment fund	324,130,420	277,902,127
T Rowe Price Blue Chip Growth collective investment fund	335,039,715	296,118,896

Total Wells Fargo Large Cap Growth Fund	982,037,835	864,597,955

21	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	2011	2010
Wells Fargo Small Cap Fund:
Wells Fargo Small Cap Growth mutual fund*	$142,107,184	152,397,672
Advisory Research Small Cap collective investment fund	144,496,739	152,295,007
SSGA Russell Small Cap Index Non Lending collective investment fund	299,534,699	320,467,072
Wellington Select Small Cap Growth collective investment fund	143,041,468	151,695,606
Wellington Small Cap Value collective investment fund	147,988,297	154,832,063

Total Wells Fargo Small Cap Fund*	877,168,387	931,687,420

Total multi-manager funds	3,170,851,853	3,100,679,158

Collective investment funds:
US Bond Index Fund	1,063,291,876	931,678,891
S&P 500 Index Fund†	1,615,456,195	1,549,811,307
S&P MidCap Index Fund	895,250,671	862,933,561
Russell Small Cap Fund	141,766,061	96,653,230
Emerging Markets Fund	427,888,947	483,042,145
International Index Fund	111,546,501	89,665,584
NASDAQ 100 Fund	364,780,609	331,286,617

Total collective investment funds	4,619,980,860	4,345,071,335

Mutual funds:
EuroPacific Growth Fund†	1,126,144,816	1,340,829,841
WF Advantage Dow Jones Target Today*	164,039,544	140,626,860
WF Advantage Dow Jones Target 2010*	80,883,849	75,359,572
WF Advantage Dow Jones Target 2015*	211,280,179	186,910,171
WF Advantage Dow Jones Target 2020*	305,564,315	230,929,206
WF Advantage Dow Jones Target 2025*	926,859,847	953,160,855
WF Advantage Dow Jones Target 2030*	261,962,791	199,499,933
WF Advantage Dow Jones Target 2035*	169,327,055	144,237,947
WF Advantage Dow Jones Target 2040*	167,817,927	136,302,788
WF Advantage Dow Jones Target 2045*	50,522,017	32,785,905
WF Advantage Dow Jones Target 2050*	360,295,498	368,729,817
WF Advantage Dow Jones Target 2055*	1,219,224	—
WF Advisors 100% Treasury Money Market Fund*	187,597,544	—

Total mutual funds	4,013,514,606	3,809,372,895

Total investments of fair value	22,177,956,188	21,251,200,596

22	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	2011	2010
Adjustments from fair value to contract value for fully benefit-responsive investment contracts held in the Stable Value Fund:
Investment contracts	$(933,544)	(3,235,035)
Security-backed contracts	(121,865,401)	(89,137,006)
Collective Investment fund	(7,524,743)	(4,347,097)

Total adjustment from fair value to contract value	(130,323,688)	(96,719,138)

Total investments as adjusted	$22,047,632,500	21,154,481,458

* Represents related-party and party-in-interest (note 9)

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(1,142,771,507) and by $2,056,789,367, respectively, as summarized below:

	2011	2010
Net appreciation (depreciation) in fair value of investments:
Wells Fargo ESOP Fund:
Company common stock – allocated	$(580,704,768)	695,135,382
Company common stock – unallocated	77	841,441
Company convertible preferred stock – unallocated	(58,565,985)	(21,013,008)
Wells Fargo Non-ESOP Fund:
Company common stock – allocated	(34,273,247)	27,993,867
Multi-manager funds	(116,170,742)	456,911,021
Collective investment funds	(36,529,167)	583,567,989
Mutual funds	(316,527,675)	313,352,675

	$(1,142,771,507)	2,056,789,367

(6)	Fair Value Measurements

Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

23	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

•	Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirely. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Investments in mutual funds are valued at fair value based upon quoted prices in an active market.

Investments in collective investment funds are valued at NAV as a practical expedient for fair value. The NAV is based on the value of the underlying investments which are traded on an active market. The Plan does not have any collective investment funds with unfunded commitments or with any redemption restrictions.

Investments in multi-manager funds are valued at fair value based upon the value of the underlying funds, which include publicly traded mutual funds and collective investment funds, as described above.

Investments in the Company’s common stock are valued at quoted market values.

Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.

The Wells Fargo ESOP Fund and Wells Fargo Non-ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short-term investments are investments in collective investment funds.

As described in (2)(h)(vii), the fair value of a guaranteed investment contract is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.

24	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The fair values of the security-backed contracts are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in security-backed contracts are similar to positions in investment funds, as the security-backed contracts allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

25	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and December 31, 2010, respectively:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic large-cap stocks	$354,168,790	—	—	354,168,790
Domestic mid-cap stocks	359,482,885	—	—	359,482,885
Domestic small-cap stocks	359,795,479	—	—	359,795,479
Emerging markets stocks	155,984,313	—	—	155,984,313
International stocks	1,459,682,414	—	—	1,459,682,414
Domestic intermediate core fixed income	1,027,171,896	—	—	1,027,171,896
Short term investments	297,228,829	—	—	297,228,829

Total mutual funds	4,013,514,606	—	—	4,013,514,606

Collective investment funds:
Domestic large-cap stocks	—	1,980,236,804	—	1,980,236,804
Domestic mid-cap stocks	—	895,250,671	—	895,250,671
Domestic small-cap stocks	—	141,766,061	—	141,766,061
Emerging markets stocks	—	427,888,947	—	427,888,947
International stocks	—	111,546,501	—	111,546,501
Domestic intermediate core fixed income	—	1,063,291,876	—	1,063,291,876

Total collective investment funds	—	4,619,980,860	—	4,619,980,860

Multi-manager funds:
Domestic large-cap stocks	768,373,534	1,525,309,932	—	2,293,683,466
Domestic small-cap stocks	142,107,184	735,061,203	—	877,168,387

Total multi-manager funds	910,480,718	2,260,371,135	—	3,170,851,853

Company common stock	5,173,601,288	—	—	5,173,601,288
Company convertible preferred stock	—	—	1,158,112,832	1,158,112,832
Short term investments	—	85,040,943	—	85,040,943
Wells Fargo Stable Value fund	—	3,956,853,806	—	3,956,853,806

Total investments	$10,097,596,612	10,922,246,744	1,158,112,832	22,177,956,188

26	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic large-cap stocks	$335,651,115	—	—	335,651,115
Domestic mid-cap stocks	334,961,217	—	—	334,961,217
Domestic small-cap stocks	338,646,653	—	—	338,646,653
Emerging markets stocks	169,098,983	—	—	169,098,983
International stocks	1,681,197,045	—	—	1,681,197,045
Domestic intermediate core fixed income	853,742,950	—	—	853,742,950
Short term investments	96,074,932	—	—	96,074,932

Total mutual funds	3,809,372,895	—	—	3,809,372,895

Collective investment funds:
Domestic large-cap stocks	—	1,881,097,924		1,881,097,924
Domestic mid-cap stocks	—	862,933,561	—	862,933,561
Domestic small-cap stocks	—	96,653,230	—	96,653,230
Emerging markets stocks	—	483,042,145	—	483,042,145
International stocks	—	89,665,584	—	89,665,584
Domestic intermediate core fixed income	—	931,678,891	—	931,678,891

Total collective investment funds	—	4,345,071,335	—	4,345,071,335

Multi-manager funds:
Domestic large-cap stocks	1,164,201,178	1,004,790,560	—	2,168,991,738
Domestic small-cap stocks	152,397,672	779,289,748	—	931,687,420

Total multi-manager funds	1,316,598,850	1,784,080,308	—	3,100,679,158

Company common stock	5,321,310,905	—	—	5,321,310,905
Company convertible preferred stock	—	—	898,467,068	898,467,068
Short term investments	—	98,307,252	—	98,307,252
Wells Fargo Stable Value fund	—	3,677,991,983	—	3,677,991,983

Total investments	$10,447,282,650	9,905,450,878	898,467,068	21,251,200,596

27	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets:

Company convertible preferred stock
Balance, December 31, 2009	$550,749,843
Realized gains (losses)	(57,978,600)
Unrealized gains (losses) relating to instruments still held at the reporting date	36,965,592
Purchases, sales, issuances and settlements (net)	368,730,233

Balance, December 31, 2010	898,467,068

Realized gains (losses)	(67,615,292)
Unrealized gains (losses) relating to instruments still held at the reporting date	9,049,307
Purchases	1,302,000,000
Sales	(1,039,618,534)
Issuances	1,042,370,484
Settlements	(986,540,201)

Balance, December 31, 2011	$1,158,112,832

(7)	Concentration of Investments

The Plan’s investment in shares of the Company’s common and preferred stock aggregate 28.55% and 29.27% of total investments as of December 31, 2011 and 2010, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $27.56 as of December 31, 2011 and $31.18 as of June 7, 2012.

(8)	Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

28	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2011 and 2010:

	2011		2010
	Notional amount	Unrealized (loss)	Notional amount	Unrealized (loss)
Future contracts	$(25,176,150)	(40,623)	28,497,270	(14,309)

Net realized losses on futures for the year ended December 31, 2011 and 2010 were $1,275,333 and $344,806, respectively.

(9)	Related-Party Transactions

Substantially all of the Plan’s investment funds are managed by the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

During 2011, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in Company common stock.

(10)	Litigation Settlements

In October 2011, the U.S. District Court for the Western District of North Carolina approved a settlement in an ERISA fiduciary breach case against Wachovia Corporation. The class action suit claimed fiduciaries of the Wachovia Savings Plan and the A.G. Edwards, Inc. Retirement and Profit Sharing Plan breached their fiduciary duties to act solely in the interest of the participants and beneficiaries of the plans, and to exercise the required skill, care, prudence, and diligence, in administering the plans and the plans’ assets by continuing to offer company stock as an investment option when it was no longer prudent. The court had previously dismissed the suit, finding that the plan document required that company stock be included as an investment option for the plan. The plaintiffs appealed, and a settlement agreement was reached while the appeal was pending. Net proceeds of $10,301,400 were allocated to impacted participants on December 12, 2011.

29	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Evergreen Ultra Short Opportunities Fund (the “Ultra Short Fund”) was an investment held by the Stable Fund of the Savings Plan during 2007 and a portion of 2008. On June 19, 2008, following a decline in the net asset value of the Ultra Short Fund, the Board of Trustees of the Ultra Short Fund approved a plan to liquidate the Ultra Short Fund at $7.48 per share and the Ultra Short Fund was liquidated at that price. On June 26, 2008, Wachovia Corporation, sponsor of the Savings Plan, contributed $12.3 million to the Savings Plan, which was intended to offset the effect of the diminution in value of the Stable Fund in part related to the Stable Fund’s investment in the Ultra Short Fund from May 31, 2008 to June 18, 2008. On June 8, 2009, certain Evergreen entities entered into a settlement with the Securities and Exchange Commission and the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts relating to their investigations of matters concerning, among other things, the valuation of the Ultra Short Fund. As part of the settlements, Evergreen was required to distribute up to $40.125 million to eligible former shareholders of the Ultra Short Fund, pursuant to a methodology set forth in the settlement and approved by the regulators. During 2010, the Plan received $3,975,418 in settlement proceeds as a result of the merger of the Savings Plan into the Plan on December 31, 2009. The settlement proceeds were then allocated to the eligible former Savings Plan participants who had invested in the Stable Fund under the Savings Plan. This amount is included in other income of the accompanying statement of changes in net assets available for benefits.

(11)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2006, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related Trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

The Department of Labor concluded its audit of Plan Years 2006, 2007 and 2008 and issued a closing letter that did not require any changes in the operation of the Plan.

30	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(12)	Plan Mergers

The following plans have merged into the Plan during the year ended December 31, 2011:

Effective date	Plan name	Amount
April 1, 2011	Britt/Paulk Insurance Agency 401(k) Plan	$540,838
July 1, 2011	A.G. Edwards, Inc. Retirement and Profit Sharing Plan	937,247,940

		$937,788,778

There was no merger activity for the Plan during 2010.

(13)	Notes Payable

Notes payable as of December 31 were:

	2011	2010
5.25% 2002 ESOP Convertible Preferred Stock Note, due March 2012	$—	3,692,962
3.50% 2003 ESOP Convertible Preferred Stock Note, due March 2013	6,675,893	14,561,397
3.50% 2004 ESOP Convertible Preferred Stock Note, due March 2014	18,337,011	28,729,591
4.75% 2005 ESOP Convertible Preferred Stock Note, due March 2015	32,111,173	43,635,853
5.75% 2006 ESOP Convertible Preferred Stock Note, due March 2016	49,358,285	62,759,693
5.75% 2007 ESOP Convertible Preferred Stock Note, due March 2017	73,202,980	88,803,580
4.50% 2008 ESOP Convertible Preferred Stock Note, due March 2018	94,324,932	110,935,532
3.00% 2010 ESOP Convertible Preferred Stock Note, due March 2020	249,869,880	310,133,880
2.50% 2011 ESOP Convertible Preferred Stock Note, due March 2021	401,753,800	—

	$925,633,954	663,252,488

31	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Maturities of notes payable are as follows:

Year ending December 31:
2012	$70,688,654
2013	146,489,707
2014	135,404,574
2015	126,560,641
2016	114,392,550
Thereafter	332,097,828

$925,633,954

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in monthly installments through March 31, 2021. The estimated fair market value of the notes as of December 31, 2011 and 2010 was approximately $937 million and $670 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

32	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(14)	Plan Termination

Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.

(15)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	2011	2010
Participant contributions per the financial statements	$1,183,620,066	1,143,013,434
Excess contributions to be refunded	7,050	21,651

Participant contributions per the Form 5500	$1,183,627,116	1,143,035,085

Interest income per the financial statements	$108,479,029	117,431,253
Interest income from notes receivable from participants per the financial statements	38,150,481	36,282,052
(Expense) income on excess contributions to be refunded	(206)	3,446

Interest income per the Form 5500	$146,629,304	153,716,751

(16)	Delinquent Participant Contributions

During the 2011 Plan year, salary deferral contributions in the amount of $1,645 for one participant were not deposited into the Plan within the time frame prescribed by DOL. The failure to timely deposit these salary deferral contributions into the Plan is prohibited according to ERISA. In 2011, the Company reimbursed the Plan for the delayed deferral contributions in the amount of $1,645 plus lost interest of $33 related to usage of funds.

During the 2010 Plan year, salary deferral contributions in the amount of $410 for two participants were not deposited into the Plan within the time frame prescribed by the DOL. The failure to timely deposit these salary deferral contributions into the Plan is prohibited according to ERISA. In 2011, the Company reimbursed the Plan for the delayed salary deferral contributions in the amount of $410 plus lost interest of $17 related to usage of the funds.

(17)	Subsequent Events

In accordance with ASC 855, Subsequent Events, the Plan has evaluated events that have occurred subsequent to period end December 31, 2011.

(a)	Purchase of Company Stock

Subsequent to December 31, 2011, the Plan purchased 940,000 shares of Company preferred stock from the Company for $1,028 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 2.3% and is due December 31, 2021.

33	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(b)	Litigation Settlement

A class action suit was brought on behalf of participants and beneficiaries of the Plan who were part of the Plan between November 2, 2001 through October 8, 2009. The lawsuit alleged that the Plan fiduciaries violated ERISA by selecting Wells Fargo funds as investment options for the Plan. A settlement was agreed to prior to going to trial, and net proceeds of $6,276,518 were paid by Wells Fargo and was allocated to impacted participants on January 3, 2012. The settlement class included participants who had balances in one or more of nine Wells Fargo investment funds during the class period.

34

WELLS FARGO & COMPANY 401(K) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2011

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transaction			Total fully
Check here if late participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	corrected under VFCP and PTE 2002-51
$410	—	410	—	$—
1,645	—	1,645	—	—

See accompanying report of independent registered public accounting firm.

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
*	Participant loans	137,406 Participant loans, interest rates ranging from 3.25% to 11.50%, maturing at various dates through February 18, 2033	N/A	N/A	$743,007,616

	US Bond Index Fund	Collective investment fund	87,326,862	(1)	1,063,291,876
	S&P 500 Index Fund	Collective investment fund	74,689,361	(1)	1,615,456,195
	S&P MidCap Index Fund	Collective investment fund	58,674,182	(1)	895,250,671
	Russell Small Cap Fund	Collective investment fund	10,785,610	(1)	141,766,061
	Emerging Market Fund	Collective investment fund	30,411,439	(1)	427,888,947
	International Index Fund	Collective investment fund	8,285,412	(1)	111,546,501
	NASDAQ 100-Index Fund	Collective investment fund	27,044,826	(1)	364,780,609

					4,619,980,860

*	Wells Fargo Advisors 100% Treasury Money Market Fund	Mutual fund	187,597,544	(1)	187,597,544
	The America Funds Group EuroPacific Growth Fund	Mutual fund	32,056,499	(1)	1,126,144,816
*	WF Advantage Dow Jones Target Today	Mutual fund	15,118,852	(1)	164,039,544
*	WF Advantage Dow Jones Target 2010	Mutual fund	6,217,052	(1)	80,883,849
*	WF Advantage Dow Jones Target 2015	Mutual fund	21,962,597	(1)	211,280,179
*	WF Advantage Dow Jones Target 2020	Mutual fund	22,190,582	(1)	305,564,315
*	WF Advantage Dow Jones Target 2025	Mutual fund	101,629,369	(1)	926,859,847
*	WF Advantage Dow Jones Target 2030	Mutual fund	18,927,947	(1)	261,962,792
*	WF Advantage Dow Jones Target 2035	Mutual fund	19,395,997	(1)	169,327,055
*	WF Advantage Dow Jones Target 2040	Mutual fund	11,240,317	(1)	167,817,927
*	WF Advantage Dow Jones Target 2045	Mutual fund	5,813,811	(1)	50,522,017
*	WF Advantage Dow Jones Target 2050	Mutual fund	43,046,057	(1)	360,295,498
*	WF Advantage Dow Jones Target 2055	Mutual fund	132,958	(1)	1,219,224

					4,013,514,606

	Wells Fargo Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock Fund	Mutual fund	4,383,174	(1)	445,505,834
	T Rowe Price Equity Income Fund	Common collective fund	40,089,227	(1)	434,968,112
	MFS Large Cap Value Fund	Common collective fund	36,852,281	(1)	431,171,685

	Total Wells Fargo Large Cap Value Fund				1,311,645,631
	Wells Fargo Large Cap Growth Fund	Multi-Manager Fund
*	Wells Fargo Advantage Capital Growth fund	Mutual fund	20,709,923	(1)	322,867,700
	Neuberger Berman Large Cap Disciplined Growth Fund	Common collective fund	23,402,918	(1)	324,130,420
	T Rowe Price Blue Chip Growth fund	Common collective fund	26,195,443	(1)	335,039,715

	Total Wells Fargo Large Cap Growth Fund				982,037,835
	Wells Fargo Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Small Cap Growth fund	Mutual fund	11,705,699	(1)	142,107,184
	Advisory Research Small Cap fund	Common collective fund	12,287,138	(1)	144,496,739
	SSGA Russell Small Cap Index Non Lending fund	Common collective fund	22,788,702	(1)	299,534,699
	Wellington Select Small Cap Growth fund	Common collective fund	11,676,855	(1)	143,041,468
	Wellington Small Cap Value fund	Common collective fund	11,552,560	(1)	147,988,297

	Total Wells Fargo Small Cap Fund				877,168,387

	Total Multi-Manager Fund				3,170,851,853

*	Wells Fargo Stable Value Fund:
	Insurance contracts:
	United of Omaha Life Insurance:	0.59%, due 12/27/2012		(1)	25,002,028
	Metropolitan Life Insurance:	0.94%, due 12/19/2012		(1)	35,007,413
	Metropolitan Life Insurance:	4.41%, due 3/15/2012		(1)	11,394,320
	Prudential Life:	4.95%, due 9/3/2012		(1)	29,386,876
	Pacific Life Insurance:	4.29%, due 11/15/2012		(1)	11,688,213

	Total insurance contracts				112,478,850

	Adjustment from fair value to contract value for fully benefit investment contract				(933,544)

	Total insurance contract at contract value				111,545,306

	Security-backed contracts:
	United of Omaha Fixed Income Fund B	2.58%		(1)	265,130,102
	J.P. Morgan Chase Bank Fixed Income Fund D	3.22%		(1)	222,821,854
	ING Life Ins. And Annuity Co.	2.51%		(1)	156,898,889
	AIG Financial Products Corp.	2.95%		(1)	—
	Prudential Insurance Company of America Fixed	3.20%		(1)	306,164,880
	State Street Bank and Trust.	3.41%		(1)	—
	Natixis Financial Products Fixed Income Fund G	3.39%		(1)	244,918,710
	Bank of America, N.A.	3.74%		(1)	—
	Natixis Financial Products	3.74%		(1)	—
	Pacific Life Ins. Co.	3.74%		(1)	—

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
ANZ National Int’l Ltd/London	3.25%, $2,450,000 par, due 4/2/2012		(1)	2,463,965
Allendale Public School District/MI	5.85%, $2,000,000 par, due 5/1/2016		(1)	2,144,040
Ally Auto Receivables Trust	0.97%, $4,500,000 par, due 8/17/2015		(1)	4,500,900
Ally Auto Receivables Trust	0.81%, $2,498,432 par, due 10/15/2013		(1)	2,499,731
Ally Auto Receivables Trust	0.99%, $3,000,000 par, due 11/15/2015		(1)	2,994,660
Ally Auto Receivables Trust	0.65%, $1,900,000 par, due 3/17/2014		(1)	1,897,511
Amal Ltd/Cayman Islands	3.46%, $3,365,007 par, due 8/21/2021		(1)	3,537,867
American Express Credit Corp	2.75%, $3,000,000 par, due 9/15/2015		(1)	3,015,900
American Honda Finance Corp	6.7%, $2,000,000 par, due 10/1/2013		(1)	2,157,840
AmeriCredit Automobile Receivables Trust	0.96%, $2,915,160 par, due 5/8/2014		(1)	2,914,723
AmeriCredit Automobile Receivables Trust	0.9%, $3,190,577 par, due 9/8/2014		(1)	3,187,897
AmeriCredit Automobile Receivables Trust	0.84%, $3,535,000 par, due 11/10/2014		(1)	3,529,662
AmeriCredit Automobile Receivables Trust	0.92%, $2,250,000 par, due 3/9/2015		(1)	2,246,805
AmeriCredit Automobile Receivables Trust	1.19%, $2,975,000 par, due 8/8/2015		(1)	2,978,124
Anheuser-Busch InBev Worldwide Inc	2.5%, $1,500,000 par, due 3/26/2013		(1)	1,527,720
Anheuser-Busch InBev Worldwide Inc	3.63%, $861,000 par, due 4/15/2015		(1)	916,836
BAE Systems Holdings Inc	5.2%, $750,000 par, due 8/15/2015		(1)	806,408
BB&T Corp	5.7%, $1,500,000 par, due 4/30/2014		(1)	1,640,985
BP Capital Markets PLC	5.25%, $2,500,000 par, due 11/7/2013		(1)	2,681,400
BMW Vehicle Owner Trust	0.63%, $2,550,000 par, due 2/25/2014		(1)	2,548,139
County of Baltimore MD	3.85%, $3,075,000 par, due 11/1/2017		(1)	3,393,724
Bank of America Corp	5.42%, $2,000,000 par, due 3/15/2017		(1)	1,804,420
Bank of Nova Scotia	1.45%, $3,000,000 par, due 7/26/2013		(1)	3,034,740
Bank of Nova Scotia	1.65%, $1,425,000 par, due 10/29/2015		(1)	1,423,262
Barclays Bank PLC	5.2%, $2,500,000 par, due 7/10/2014		(1)	2,577,050
Bear Stearns Commercial Mortgage Securities	5.38%, $2,421,772 par, due 12/11/2040		(1)	2,557,537
Boeing Capital Corp	2.13%, $650,000 par, due 8/15/2016		(1)	664,008
Boeing Co/The	1.88%, $2,000,000 par, due 11/20/2012		(1)	2,020,860
Bottling Group LLC	6.95%, $2,200,000 par, due 3/15/2014		(1)	2,472,844
Brazos Student Finance Corp	0.82%, $1,826,143 par, due 6/25/2027		(1)	1,762,739
Citigroup/Deutsche Bank Commercial Mortgage Trust	5.23%, $1,800,000 par, due 7/15/2044		(1)	1,989,324
CNH Equipment Trust	0.71%, $875,000 par, due 12/15/2014		(1)	873,828
Cargill Inc	4.31%, $2,748,000 par, due 5/14/2021		(1)	2,986,966
CarMax Auto Owner Trust	0.68%, $4,500,000 par, due 9/15/2014		(1)	4,514,940
Caterpillar Financial Services Corp	6.2%, $2,000,000 par, due 9/30/2013		(1)	2,180,220
Caterpillar Financial Services Corp	1.38%, $750,000 par, due 5/20/2014		(1)	759,390
County of Charles MD	5%, $1,170,000 par, due 3/1/2014		(1)	1,275,054
Chevron Corp	3.95%, $2,750,000 par, due 3/3/2014		(1)	2,940,850
Chrysler Financial Auto Securitization Trust	0.69%, $1,482,456 par, due 1/8/2013		(1)	1,482,219
Citigroup Inc	6.5%, $2,000,000 par, due 8/19/2013		(1)	2,081,920
Citigroup Inc	4.59%, $750,000 par, due 12/15/2015		(1)	754,800
Citigroup Inc	1.51%, $1,000,000 par, due 4/1/2014		(1)	942,320
CW Capital Cobalt Ltd	5.22%, $3,499,988 par, due 8/15/2048		(1)	3,642,052
Coca-Cola Co/The	3.63%, $1,600,000 par, due 3/15/2014		(1)	1,703,232
College Loan Corp Trust	5.34%, $8,720,000 par, due 4/25/2046		(1)	8,495,286
City of Columbus OH	3.83%, $2,700,000 par, due 7/1/2016		(1)	2,946,051
Commercial Mortgage Pass Through Certificates	4.71%, $2,998,708 par, due 3/10/2039		(1)	3,152,901
Commercial Mortgage Pass Through Certificates	4.98%, $2,000,000 par, due 5/10/2043		(1)	2,180,860
Commonwealth Bank of Australia	2.9%, $2,000,000 par, due 9/17/2014		(1)	2,088,860
Commonwealth Bank of Australia	2.75%, $2,500,000 par, due 10/15/2012		(1)	2,528,725
ConocoPhillips	4.75%, $2,500,000 par, due 2/1/2014		(1)	2,700,050
Cornell University	4.35%, $2,000,000 par, due 2/1/2014		(1)	2,145,800
FDIC Structured Sale Guaranteed Notes	0.01%, $6,500,000 par, due 10/25/2012		(1)	6,448,585
Credit Suisse Mortgage Capital Certificates	5.34%, $1,000,000 par, due 2/15/2040		(1)	1,040,810
Credit Suisse/New York NY	5.5%, $2,500,000 par, due 5/1/2014		(1)	2,598,550
Credit Suisse/New York NY	2.2%, $1,000,000 par, due 1/14/2014		(1)	988,990
Credit Suisse First Boston Mortgage Securities Corp	5.1%, $1,536,701 par, due 8/15/2038		(1)	1,600,905
Daimler Finance North America LLC	1.95%, $2,000,000 par, due 3/28/2014		(1)	1,994,240
Dayton Power & Light Co/The	5.13%, $1,000,000 par, due 10/1/2013		(1)	1,067,950
Deutsche Bank AG/London	2.38%, $1,500,000 par, due 1/11/2013		(1)	1,488,885
Devon Energy Corp	5.63%, $2,280,000 par, due 1/15/2014		(1)	2,486,066
Dexia Credit Local/New York NY	2%, $2,000,000 par, due 3/5/2013		(1)	1,922,880
Diageo Capital PLC	7.38%, $2,000,000 par, due 1/15/2014		(1)	2,257,300
Walt Disney Co/The	4.5%, $1,500,000 par, due 12/15/2013		(1)	1,614,570
EI du Pont de Nemours & Co	3.25%, $750,000 par, due 1/15/2015		(1)	799,830
EI du Pont de Nemours & Co	1.75%, $1,500,000 par, due 3/25/2014		(1)	1,527,945
Duke Energy Carolinas LLC	5.75%, $1,800,000 par, due 11/15/2013		(1)	1,957,446
ERP Operating LP	5.25%, $2,250,000 par, due 9/15/2014		(1)	2,394,450
Ecolab Inc	3%, $940,000 par, due 12/8/2016		(1)	972,345
City of El Paso TX	3.61%, $2,000,000 par, due 8/15/2014		(1)	2,141,160
ENSCO Offshore Co	6.36%, $800,116 par, due 12/1/2015		(1)	874,575
Freddie Mac Gold Pool	5%, $677,272 par, due 8/1/2018		(1)	735,957
Freddie Mac Gold Pool	6%, $4,223,817 par, due 8/1/2038		(1)	4,718,299
Freddie Mac Gold Pool	6%, $9,376,034 par, due 8/1/2038		(1)	10,473,686
Freddie Mac Non Gold Pool	4.8%, $1,011,390 par, due 5/1/2038		(1)	1,080,063
Freddie Mac Non Gold Pool	4.98%, $5,419,497 par, due 4/1/2038		(1)	5,775,509

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Freddie Mac Non Gold Pool	5.75%, $2,197,695 par, due 9/1/2037		(1)	2,345,776
Freddie Mac Gold Pool	5.5%, $1,978,884 par, due 11/1/2021		(1)	2,168,916
Freddie Mac Gold Pool	5.5%, $457,518 par, due 11/1/2021		(1)	500,840
Freddie Mac Non Gold Pool	2.58%, $1,365,691 par, due 6/1/2036		(1)	1,455,744
Freddie Mac Non Gold Pool	2.14%, $4,305,416 par, due 8/1/2035		(1)	4,477,977
Freddie Mac Non Gold Pool	2.65%, $1,793,533 par, due 1/1/2041		(1)	1,859,284
Freddie Mac Non Gold Pool	2.64%, $7,350,136 par, due 11/1/2041		(1)	7,587,030
Freddie Mac Non Gold Pool	2.37%, $88,204 par, due 10/1/2029		(1)	91,569
Freddie Mac Gold Pool	5.5%, $660,301 par, due 12/1/2033		(1)	732,855
Freddie Mac Gold Pool	5%, $3,594,841 par, due 5/1/2020		(1)	3,906,334
Federal Express Corp 1997 Pass Through Trust	7.52%, $756,487 par, due 1/15/2018		(1)	756,487
Freddie Mac REMICS	5.5%, $3,092,504 par, due 10/15/2016		(1)	3,259,282
Fannie Mae Pool	4.13%, $2,626,354 par, due 10/1/2032		(1)	2,793,732
Fannie Mae Pool	2.6%, $3,888,339 par, due 11/1/2032		(1)	3,959,651
FHLMC Multifamily Structured Passthrough	2.7%, $2,500,000 par, due 5/25/2018		(1)	2,570,425
Federal Home Loan Mortgage Corp	0.88%, $8,500,000 par, due 10/28/2013		(1)	8,566,555
Fannie Mae Pool	5.5%, $7,109,928 par, due 4/1/2033		(1)	7,781,177
Fannie Mae Pool	2.96%, $1,910,870 par, due 2/1/2041		(1)	1,995,101
Fannie Mae Pool	3.3%, $4,113,646 par, due 11/1/2041		(1)	4,286,295
Fannie Mae Pool	2.65%, $10,651,887 par, due 10/1/2041		(1)	10,998,926
Fannie Mae Whole Loan	5.07%, $2,432,280 par, due 2/25/2033		(1)	2,475,380
Fannie Mae Whole Loan	6.5%, $727,543 par, due 9/25/2042		(1)	826,118
Fannie Mae Whole Loan	6.25%, $484,864 par, due 7/25/2033		(1)	549,942
Fannie Mae REMICS	4.5%, $3,360,461 par, due 9/25/2018		(1)	3,620,258
FHLMC Structured Pass Through Securities	5.23%, $6,045,654 par, due 5/25/2043		(1)	6,571,807
Fannie Mae REMICS	5%, $2,220,519 par, due 10/25/2018		(1)	2,402,291
Fannie Mae Whole Loan	7%, $1,394,096 par, due 12/25/2033		(1)	1,586,774
Fannie Mae Grantor Trust	6%, $2,149,766 par, due 11/25/2043		(1)	2,418,981
Fannie Mae REMICS	4%, $3,700,000 par, due 4/25/2019		(1)	3,964,291
Fannie Mae Whole Loan	7%, $1,735,914 par, due 5/25/2044		(1)	1,932,090
Fannie Mae REMICS	5.5%, $9,688,897 par, due 4/25/2035		(1)	10,688,403
Fannie Mae REMICS	5.5%, $9,586,906 par, due 4/25/2035		(1)	10,616,348
Freddie Mac REMICS	4%, $8,000,000 par, due 12/15/2018		(1)	8,456,000
Freddie Mac REMICS	4%, $8,718,825 par, due 9/15/2019		(1)	9,189,467
Freddie Mac REMICS	5%, $3,862,303 par, due 8/15/2030		(1)	3,933,215
Freddie Mac REMICS	4%, $7,000,000 par, due 6/15/2023		(1)	7,466,900
Federal National Mortgage Association	1.25%, $2,000,000 par, due 8/20/2013		(1)	2,028,000
Fannie Mae Pool	6%, $395,069 par, due 2/1/2033		(1)	440,391
Fannie Mae Pool	2.37%, $1,568,912 par, due 7/1/2033		(1)	1,663,989
Fannie Mae Pool	6.5%, $246,021 par, due 1/1/2018		(1)	268,812
Fannie Mae Pool	5.3%, $1,507,317 par, due 5/1/2037		(1)	1,605,880
Fannie Mae Pool	4.5%, $1,160,975 par, due 5/1/2014		(1)	1,238,041
Fannie Mae Pool	4.5%, $1,041,704 par, due 7/1/2018		(1)	1,131,364
Fannie Mae Pool	4.5%, $1,071,001 par, due 7/1/2018		(1)	1,163,182
Fannie Mae Pool	1.95%, $1,856,631 par, due 6/1/2033		(1)	1,923,544
Fannie Mae Pool	5%, $10,356,761 par, due 6/1/2035		(1)	11,200,216
Fannie Mae Pool	2.2%, $754,872 par, due 8/1/2035		(1)	785,369
Fannie Mae Pool	1.94%, $1,331,117 par, due 8/1/2033		(1)	1,388,688
Fannie Mae Pool	1.94%, $1,256,924 par, due 8/1/2033		(1)	1,311,286
Fannie Mae Pool	1.78%, $1,868,639 par, due 10/1/2033		(1)	1,905,189
Fannie Mae Pool	5.5%, $1,642,205 par, due 4/1/2036		(1)	1,793,140
Fannie Mae Pool	2.12%, $450,661 par, due 12/1/2033		(1)	469,170
Fannie Mae Pool	5%, $1,892,401 par, due 1/1/2019		(1)	2,063,474
Fannie Mae Pool	5%, $823,464 par, due 2/1/2019		(1)	897,905
Fannie Mae Pool	1.93%, $1,229,594 par, due 3/1/2034		(1)	1,288,037
Fannie Mae Pool	2.05%, $470,833 par, due 5/1/2034		(1)	493,848
Fannie Mae Pool	2.03%, $8,268,185 par, due 6/1/2034		(1)	8,676,633
Fannie Mae Pool	5%, $1,407,077 par, due 10/1/2019		(1)	1,534,276
Fannie Mae Pool	1.95%, $1,696,222 par, due 8/1/2034		(1)	1,773,909
Fannie Mae Pool	5%, $1,135,498 par, due 11/1/2019		(1)	1,238,147
Fannie Mae Pool	5.5%, $67,633 par, due 6/1/2021		(1)	74,338
Fannie Mae Pool	5.5%, $2,305,564 par, due 1/1/2036		(1)	2,481,455
Fannie Mae Pool	5.5%, $4,200,795 par, due 2/1/2036		(1)	4,521,274
Fannie Mae Pool	5.5%, $3,481,289 par, due 9/1/2036		(1)	3,805,606
Fannie Mae Pool	4.05%, $4,083,737 par, due 5/1/2036		(1)	4,219,439
Fannie Mae Pool	5.5%, $2,695,562 par, due 11/1/2021		(1)	2,962,827
Fannie Mae Pool	4.59%, $5,387,261 par, due 5/1/2038		(1)	5,749,338
Fannie Mae Pool	3%, $4,260,373 par, due 12/1/2021		(1)	4,447,233
Fannie Mae Pool	3.5%, $16,886,774 par, due 7/1/2021		(1)	17,683,155
Fannie Mae Pool	3.5%, $3,876,767 par, due 8/1/2021		(1)	4,059,595
Fannie Mae Pool	3.5%, $5,988,600 par, due 12/1/2020		(1)	6,271,022
Fannie Mae Pool	3.5%, $16,554,981 par, due 1/1/2021		(1)	17,335,714
Fannie Mae Pool	5.59%, $3,426,749 par, due 11/1/2012		(1)	3,436,618
Ford Credit Auto Lease Trust	0.82%, $4,600,000 par, due 1/15/2014		(1)	4,596,366
GE Equipment Transportation LLC	1%, $3,925,000 par, due 10/20/2014		(1)	3,920,329
Ally Financial Inc	1.75%, $4,000,000 par, due 10/30/2012		(1)	4,051,600
Ginnie Mae II pool	0.86%, $7,364,736 par, due 5/20/2058		(1)	7,058,643
Ginnie Mae II pool	1.5%, $2,729,053 par, due 6/20/2058		(1)	2,688,117

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Ginnie Mae II pool	4.82%, $4,543,040 par, due 12/20/2060		(1)	4,990,634
Ginnie Mae II pool	5.47%, $7,467,133 par, due 8/20/2059		(1)	8,112,181
Ginnie Mae II pool	5.85%, $4,764,181 par, due 7/20/2058		(1)	5,090,241
Ginnie Mae II pool	6.14%, $6,112,890 par, due 10/20/2058		(1)	6,699,813
Ginnie Mae II pool	5.76%, $5,071,701 par, due 12/20/2058		(1)	5,549,775
Ginnie Mae II pool	5.46%, $7,181,823 par, due 7/20/2059		(1)	7,846,738
Ginnie Mae II pool	5.55%, $7,092,757 par, due 2/20/2059		(1)	7,668,604
GE Capital Commercial Mortgage Corp	5.33%, $3,000,000 par, due 3/10/2044		(1)	3,293,760
General Electric Co	5%, $2,500,000 par, due 2/1/2013		(1)	2,605,250
General Electric Capital Corp	2.1%, $750,000 par, due 1/7/2014		(1)	761,228
General Electric Capital Corp	1.31%, $750,000 par, due 5/9/2016		(1)	707,280
General Electric Capital Corp	3.35%, $750,000 par, due 10/17/2016		(1)	781,050
General Mills Inc	5.65%, $2,500,000 par, due 2/15/2019		(1)	2,966,700
Georgia Power Co	6%, $1,500,000 par, due 11/1/2013		(1)	1,638,120
Goldman Sachs Group Inc/The	4.75%, $1,750,000 par, due 7/15/2013		(1)	1,773,153
Goldman Sachs Group Inc/The	3.25%, $8,000,000 par, due 6/15/2012		(1)	8,113,760
Greenwich Capital Commercial Funding Corp	4.11%, $3,346,325 par, due 7/5/2035		(1)	3,422,956
Harley-Davidson Motorcycle Trust	0.71%, $4,175,000 par, due 5/15/2015		(1)	4,169,155
Harley-Davidson Motorcycle Trust	1.11%, $2,925,000 par, due 9/15/2016		(1)	2,916,284
Hewlett-Packard Co	6.13%, $1,750,000 par, due 3/1/2014		(1)	1,886,938
Hewlett-Packard Co	1.55%, $575,000 par, due 5/30/2014		(1)	565,461
Honeywell International Inc	3.88%, $1,300,000 par, due 2/15/2014		(1)	1,386,983
City & County of Honolulu HI	4.61%, $1,000,000 par, due 4/1/2014		(1)	1,086,000
HSBC Bank PLC	1.63%, $1,500,000 par, due 8/12/2013		(1)	1,477,575
HSBC Bank PLC	1.63%, $2,275,000 par, due 7/7/2014		(1)	2,248,610
Intel Corp	1.95%, $1,560,000 par, due 10/1/2016		(1)	1,603,711
International Business Machines Corp	6.5%, $2,000,000 par, due 10/15/2013		(1)	2,205,600
Irvine Ranch Water District Joint Powers Agency	1.78%, $1,400,000 par, due 9/15/2012		(1)	1,412,936
JPMorgan Chase & Co	4.65%, $2,500,000 par, due 6/1/2014		(1)	2,639,725
JPMorgan Chase & Co	3.7%, $1,000,000 par, due 1/20/2015		(1)	1,036,800
JPMorgan Chase & Co	3.4%, $750,000 par, due 6/24/2015		(1)	764,528
JP Morgan Chase Commercial Mortgage Securities Corp	5.47%, $3,000,000 par, due 4/15/2043		(1)	3,300,150
JP Morgan Chase Commercial Mortgage Securities Corp	4.82%, $763,726 par, due 10/15/2042		(1)	795,985
JP Morgan Chase Commercial Mortgage Securities Corp	5.21%, $1,075,000 par, due 12/15/2044		(1)	1,189,165
Japan Finance Corp	2.13%, $2,700,000 par, due 11/5/2012		(1)	2,729,133
John Deere Owner Trust	1.29%, $4,325,000 par, due 1/15/2016		(1)	4,348,831
Kreditanstalt fuer Wiederaufbau	1.38%, $4,000,000 par, due 7/15/2013		(1)	4,036,360
LB-UBS Commercial Mortgage Trust	4.39%, $5,000,000 par, due 3/15/2032		(1)	5,126,950
LB-UBS Commercial Mortgage Trust	5.1%, $2,721,890 par, due 11/15/2030		(1)	2,720,747
Eli Lilly & Co	3.55%, $1,325,000 par, due 3/6/2012		(1)	1,331,917
Medtronic Inc	4.5%, $2,000,000 par, due 3/15/2014		(1)	2,154,360
Mercedes-Benz Auto Receivables Trust	0.85%, $2,125,000 par, due 3/16/2015		(1)	2,126,658
MLCC Mortgage Investors Inc	0.52%, $33,053 par, due 4/25/2029		(1)	27,959
Merrill Lynch Mortgage Trust	4.75%, $3,000,000 par, due 6/12/2043		(1)	3,244,200
Merrill Lynch Mortgage Trust	5.22%, $1,922,598 par, due 11/12/2037		(1)	1,974,200
MetLife Inc	6.75%, $2,000,000 par, due 6/1/2016		(1)	2,304,080
Metropolitan Life Global Funding I	2.88%, $1,000,000 par, due 9/17/2012		(1)	1,013,070
MidAmerican Energy Co	4.65%, $1,250,000 par, due 10/1/2014		(1)	1,360,925
SABMiller PLC	5.5%, $1,500,000 par, due 8/15/2013		(1)	1,599,000
Morgan Stanley Capital I	5.23%, $4,000,000 par, due 9/15/2042		(1)	4,401,280
Morgan Stanley	6%, $1,000,000 par, due 5/13/2014		(1)	1,009,710
Morgan Stanley	4.2%, $1,750,000 par, due 11/20/2014		(1)	1,687,770
Morgan Stanley	1.95%, $1,500,000 par, due 6/20/2012		(1)	1,512,090
NCUA Guaranteed Notes	0.65%, $2,986,474 par, due 5/7/2020		(1)	2,986,474
National Australia Bank Ltd	2.5%, $1,000,000 par, due 1/8/2013		(1)	1,005,110
Nationwide Building Society	2.5%, $4,925,000 par, due 8/17/2012		(1)	4,979,421
Housing Development Corp/NY	5.75%, $1,250,000 par, due 11/1/2024		(1)	1,400,663
New York State Urban Development Corp	6.45%, $2,500,000 par, due 3/15/2018		(1)	2,928,150
Novartis Capital Corp	4.13%, $2,000,000 par, due 2/10/2014		(1)	2,139,840
County of Oakland MI	6%, $2,400,000 par, due 4/1/2012		(1)	2,427,048
Province of Ontario Canada	4.1%, $2,500,000 par, due 6/16/2014		(1)	2,686,350
Peco Energy Co	5%, $2,000,000 par, due 10/1/2014		(1)	2,207,660
PNC Funding Corp	3%, $850,000 par, due 5/19/2014		(1)	883,660
PacifiCorp	5.45%, $1,500,000 par, due 9/15/2013		(1)	1,605,420
PepsiAmericas Inc	5.75%, $1,000,000 par, due 7/31/2012		(1)	1,030,130
President and Fellows of Harvard College	5%, $568,000 par, due 1/15/2014		(1)	618,365
Procter & Gamble Co/The	0.7%, $2,510,000 par, due 8/15/2014		(1)	2,522,224
Public Service Electric & Gas Co	0.85%, $1,450,000 par, due 8/15/2014		(1)	1,449,551
Rabobank NA	4.2%, $1,500,000 par, due 5/13/2014		(1)	1,571,655
State of Rhode Island	6.21%, $910,000 par, due 2/1/2016		(1)	1,061,288
State of Rhode Island	6.66%, $640,000 par, due 2/1/2018		(1)	792,954
Rio Tinto Finance USA Ltd	2.25%, $1,290,000 par, due 9/20/2016		(1)	1,313,865
Roche Holdings Inc	5%, $1,588,000 par, due 3/1/2014		(1)	1,717,898
Royal Bank of Canada	3.13%, $2,000,000 par, due 4/14/2015		(1)	2,098,440
Royal Bank of Scotland PLC/The	3.4%, $650,000 par, due 8/23/2013		(1)	632,359

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Royal Bank of Scotland PLC/The	3.95%, $700,000 par, due 9/21/2015		(1)	656,390
Royal Bank of Scotland PLC/The	2.63%, $1,390,000 par, due 5/11/2012		(1)	1,398,993
SLM Student Loan Trust	0.75%, $6,500,000 par, due 1/25/2021		(1)	6,379,035
SLC Student Loan Trust	1%, $2,799,803 par, due 6/15/2017		(1)	2,796,527
Sanofi	1.63%, $1,200,000 par, due 3/28/2014		(1)	1,221,012
Sanofi	1.2%, $900,000 par, due 9/30/2014		(1)	906,984
Santander Drive Auto Receivables Trust	0.94%, $6,000,000 par, due 2/18/2014		(1)	5,993,400
Santander Drive Auto Receivables Trust	1.11%, $2,225,000 par, due 8/15/2014		(1)	2,222,575
Sequoia Mortgage Trust	0.98%, $36,610 par, due 9/20/2032		(1)	30,043
Shell International Finance BV	4%, $2,000,000 par, due 3/21/2014		(1)	2,149,680
Shell International Finance BV	1.88%, $1,000,000 par, due 3/25/2013		(1)	1,018,610
Simon Property Group LP	5.75%, $1,500,000 par, due 12/1/2015		(1)	1,678,155
SBA Participation Certificates	4.76%, $8,094,391 par, due 9/1/2025		(1)	8,876,390
SBA Participation Certificates	5.51%, $3,254,571 par, due 11/1/2027		(1)	3,648,212
SBA Participation Certificates	5.29%, $4,433,541 par, due 12/1/2027		(1)	4,944,950
SBA Participation Certificates	5.63%, $5,801,410 par, due 10/1/2028		(1)	6,567,544
SBA Participation Certificates	6.77%, $4,980,979 par, due 11/1/2028		(1)	5,738,885
SBA Participation Certificates	5.72%, $2,273,887 par, due 1/1/2029		(1)	2,560,419
United States Small Business Administration	6.03%, $387,030 par, due 2/10/2012		(1)	389,360
United States Small Business Administration	5.2%, $447,487 par, due 8/10/2012		(1)	457,618
United States Small Business Administration	4.63%, $1,306,050 par, due 3/10/2013		(1)	1,348,170
United States Small Business Administration	4.5%, $608,840 par, due 2/1/2014		(1)	627,062
United States Small Business Administration	4.75%, $2,439,104 par, due 8/10/2014		(1)	2,581,085
United States Small Business Administration	4.64%, $4,024,076 par, due 2/10/2015		(1)	4,277,955
United States Small Business Administration	5.68%, $1,677,445 par, due 8/10/2016		(1)	1,834,521
United States Small Business Administration	5.46%, $6,825,813 par, due 2/10/2017		(1)	7,382,936
United States Small Business Administration	5.79%, $8,331,176 par, due 8/10/2017		(1)	9,253,187
United States Small Business Administration	5.9%, $5,750,266 par, due 2/10/2018		(1)	6,522,124
Board of Trustees of Leland Stanford Junior University	4.25%, $2,300,000 par, due 5/1/2016		(1)	2,589,593
Stanley Black & Decker Inc	6.15%, $2,000,000 par, due 10/1/2013		(1)	2,154,160
Structured Asset Securities Corp	6%, $2,940,340 par, due 10/25/2036		(1)	2,738,191
Target Corp	1.13%, $370,000 par, due 7/18/2014		(1)	372,716
Target Corp	0.57%, $830,000 par, due 7/18/2014		(1)	829,892
Time Warner Inc	3.15%, $600,000 par, due 7/15/2015		(1)	624,072
Time Warner Cable Inc	3.5%, $2,350,000 par, due 2/1/2015		(1)	2,462,636
Toronto-Dominion Bank/The	1.38%, $1,365,000 par, due 7/14/2014		(1)	1,381,093
Toyota Motor Credit Corp	1.38%, $2,000,000 par, due 8/12/2013		(1)	2,018,600
US Education Loan Trust LLC	0.88%, $1,206,171 par, due 9/1/2019		(1)	1,203,759
Unilever Capital Corp	3.65%, $1,800,000 par, due 2/15/2014		(1)	1,915,848
United States Treasury Note/Bond	1.13%, $16,850,000 par, due 6/15/2013		(1)	17,071,746
United States Treasury Inflation Indexed Bonds	0.13%, $22,075,000 par, due 4/15/2016		(1)	23,606,467
University of California	0.89%, $950,000 par, due 7/1/2013		(1)	951,644
Verizon Communications Inc	1.25%, $2,000,000 par, due 11/3/2014		(1)	2,009,900
Cellco Partnership / Verizon Wireless Capital LLC	7.38%, $1,250,000 par, due 11/15/2013		(1)	1,391,800
Volkswagen Auto Lease Trust	0.77%, $1,149,417 par, due 1/22/2013		(1)	1,149,854
Vornado Realty LP	4.25%, $2,000,000 par, due 4/1/2015		(1)	2,069,840
Wachovia Bank Commercial Mortgage Trust	4.98%, $2,851,224 par, due 11/15/2034		(1)	2,908,021
Wachovia Bank Commercial Mortgage Trust	3.99%, $1,525,000 par, due 6/15/2035		(1)	1,557,711
Wal-Mart Stores Inc	3.2%, $1,500,000 par, due 5/15/2014		(1)	1,584,135
Wal-Mart Stores Inc	2.8%, $1,000,000 par, due 4/15/2016		(1)	1,068,800
Westpac Banking Corp	0.94%, $2,820,000 par, due 4/8/2013		(1)	2,823,440
White Bear Lake Independent School District No 624	5.25%, $1,810,000 par, due 2/1/2015		(1)	2,031,616
Wisconsin Electric Power Co	6.25%, $1,500,000 par, due 12/1/2015		(1)	1,757,730
Yale University	2.9%, $2,500,000 par, due 10/15/2014		(1)	2,646,900
Fannie Mae Pool	3%, $5,125,000 par, due 1/1/2022		(1)	5,362,831
Freddie Mac Pool	2.5%, $4,425,000 par, due 2/1/2042		(1)	4,537,041
Fannie Mae Pool	2.5%, $4,425,000 par, due 2/1/2042		(1)	4,542,351
Nordic Investment Bank	3.5%, $1,250,000 par, due 9/11/2013		(1)	1,308,806
Wells Fargo Short-term Investment Fund G	0.23%, $35,691,900 units		(1)	35,691,900

				896,965,850

	Accrued income receivable			4,498,842
	Deposits with brokers for futures transactions			270,000
	Variation margin payable			(51,562)
	Receivable for investment payments due			332,624
	Payable for investment securities purchased on a forward commitment basis			(14,372,458)
	Receivables for investment securities sold			6,916,000
	Cash			10,395
	Payables for investment securities purchased			(6,951,000)

	Total securities			887,618,691

J.P. Morgan Chase Bank N.A.	4.73%
ABB Treasury Center USA Inc	2.5%, $590,000 par, due 6/15/2016		(1)	593,263
Fannie Mae Pool	5%, $100,000 par, due 1/1/2042		(1)	108,031
Fannie Mae Pool	5.5%, $2,000,000 par, due 1/1/2042		(1)	2,177,820
Fannie Mae Pool	6.5%, $2,975,000 par, due 1/1/2040		(1)	3,310,164
Freddie Mac Gold Pool	6%, $6,300,000 par, due 1/1/2042		(1)	6,918,219

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Atlantic City Electric Co	7.75%, $650,000 par, due 11/15/2018		(1)	858,059
BAE Systems PLC	3.5%, $650,000 par, due 10/11/2016		(1)	653,159
BHP Billiton Finance USA Ltd	5.4%, $250,000 par, due 3/29/2017		(1)	289,918
BJ Services Co	6%, $370,000 par, due 6/1/2018		(1)	443,253
Banc of America Merrill Lynch Commercial Mtg Inc	5.12%, $1,125,000 par, due 10/10/2045		(1)	1,241,033
Banc of America Merrill Lynch Commercial Mtg Inc	5.19% ,$1,000,000 par, due 9/10/2047		(1)	1,105,990
Bank of America NA	5.3%, $400,000 par, due 3/15/2017		(1)	360,764
Boston Properties LP	3.7%, $460,000 par, due 11/15/2018		(1)	469,697
Burlington Northern Santa Fe LLC	5.75%, $450,000 par, due 3/15/2018		(1)	525,776
CRH America Inc	8.13%, $450,000 par, due 7/15/2018		(1)	513,455
CVS Caremark Corp	5.75%, $500,000 par, due 6/1/2017		(1)	583,420
Canadian National Railway Co	5.85%, $200,000 par, due 11/15/2017		(1)	240,338
Cargill Inc	4.31%, $800,000 par, due 5/14/2021		(1)	869,568
Carolina Power & Light Co	5.3%, $300,000 par, due 1/15/2019		(1)	351,255
Caterpillar Financial Services Corp	2.05%, $800,000 par, due 8/1/2016		(1)	821,240
City of Chicago IL	5.44%, $300,000 par, due 1/1/2024		(1)	306,912
City of Chicago IL	6.05%, $800,000 par, due 1/1/2029		(1)	876,952
Citigroup Inc	6%, $275,000 par, due 8/15/2017		(1)	288,189
Citigroup Inc	4.5%, $640,000 par, due 1/14/2022		(1)	615,693
Citibank Credit Card Issuance Trust	5.65%, $1,250,000 par, due 9/20/2019		(1)	1,500,138
County of Clark NV	4.2%, $330,000 par, due 6/1/2013		(1)	343,566
Compass Bank	6.4%, $500,000 par, due 10/1/2017		(1)	499,510
Corn Products International Inc	6%, $405,000 par, due 4/15/2017		(1)	457,541
Credit Suisse AG/Guernsey	2.6%, $500,000 par, due 5/27/2016		(1)	506,695
Credit Suisse/New York NY	5.4%, $350,000 par, due 1/14/2020		(1)	330,106
Credit Suisse Mortgage Capital Certificates	5.42%, $1,070,000 par, due 2/15/2039		(1)	1,184,158
Daimler Finance North America LLC	3%, $500,000 par, due 3/28/2016		(1)	505,790
Dallas County Hospital District	4.35%, $750,000 par, due 8/15/2018		(1)	850,815
Devon Energy Corp	6.3%, $500,000 par, due 1/15/2019		(1)	611,580
DNB Boligkreditt AS	2.9%, $700,000 par, due 3/29/2016		(1)	711,620
Duke Realty LP	6.5%, $500,000 par, due 1/15/2018		(1)	552,510
Duke Energy Carolinas LLC	7%, $650,000 par, due 11/15/2018		(1)	837,064
EQT Corp	8.13%, $350,000 par, due 6/1/2019		(1)	410,540
City of El Paso TX	3.61%, $650,000 par, due 8/15/2014		(1)	695,877
Entergy Gulf States Louisiana LLC	6%, $450,000 par, due 5/1/2018		(1)	512,681
Freddie Mac Non Gold Pool	3.7%, $1,489,753 par, due 9/1/2040		(1)	1,565,104
Freddie Mac Non Gold Pool	5.47%, $458,961 par, due 4/1/2037		(1)	486,889
Fannie Mae Pool	6.52%, $949,970 par, due 9/1/2016		(1)	1,086,766
Fannie Mae Pool	6.15%, $458,003 par, due 11/1/2016		(1)	503,189
FHLMC Multifamily Structured Pass Through Certs.	2.41%, $1,300,000 par, due 8/25/2018		(1)	1,319,708
Fannie Mae Pool	5%, $1,803,793 par, due 9/1/2033		(1)	1,950,694
Fannie Mae Pool	2.69%, $1,346,089 par, due 10/1/2041		(1)	1,391,452
Fannie Mae Pool	2.85%, $496,240 par, due 12/1/2041		(1)	511,604
Fannie Mae Pool	2.7%, $500,000 par, due 12/1/2041		(1)	511,675
Fannie Mae-Aces	6.3%, $694,191 par, due 4/25/2019		(1)	759,743
Fannie Mae-Aces	5.26%, $500,000 par, due 5/25/2020		(1)	570,430
Fannie Mae Pool	5.5%, $1,203,917 par, due 5/1/2034		(1)	1,316,074
Fannie Mae Pool	5%, $1,823,364 par, due 11/1/2033		(1)	1,971,858
Fannie Mae Pool	5%, $1,714,575 par, due 3/1/2034		(1)	1,854,210
Fannie Mae Pool	5%, $1,629,822 par, due 4/1/2034		(1)	1,762,555
Fannie Mae Pool	5.5%, $658,439 par, due 1/1/2034		(1)	733,362
Fannie Mae Pool	5%, $2,589,190 par, due 6/1/2035		(1)	2,800,054
Fannie Mae Pool	5%, $2,606,111 par, due 10/1/2035		(1)	2,817,544
Fannie Mae Pool	5%, $1,741,436 par, due 2/1/2036		(1)	1,882,719
Fannie Mae Pool	5.5%, $955,387 par, due 12/1/2033		(1)	1,064,101
Fannie Mae Pool	5.68%, $789,729 par, due 10/1/2014		(1)	853,602
Fannie Mae Pool	4%, $1,133,982 par, due 4/1/2024		(1)	1,196,317
Fannie Mae Pool	4%, $1,323,043 par, due 3/1/2024		(1)	1,395,771
Fannie Mae Pool	3%, $2,240,818 par, due 11/1/2021		(1)	2,339,101
Fannie Mae Pool	3%, $3,067,193 par, due 11/1/2021		(1)	3,201,720
Fannie Mae Pool	3%, $891,815 par, due 11/1/2021		(1)	930,931
Fannie Mae Pool	5.18%, $1,507,040 par, due 5/1/2019		(1)	1,718,011
Fannie Mae Pool	5.78%, $133,789 par, due 7/1/2012		(1)	134,170
Florida Power Corp	5.65%, $285,000 par, due 6/15/2018		(1)	340,524
Ginnie Mae II pool	4.54%, $1,108,217 par, due 9/20/2061		(1)	1,214,268
Ginnie Mae II pool	5.47%, $2,086,301 par, due 8/20/2059		(1)	2,263,612
Ginnie Mae II pool	5.14%, $1,022,446 par, due 5/20/2060		(1)	1,137,545
Ginnie Mae II pool	5.63%, $2,646,503 par, due 2/20/2059		(1)	2,864,852
Ginnie Mae II pool	5.6%, $2,025,112 par, due 12/20/2059		(1)	2,248,178
Ginnie Mae II pool	5.58%, $3,436,689 par, due 2/20/2060		(1)	3,846,744
Ginnie Mae II pool	5.46%, $2,051,950 par, due 7/20/2059		(1)	2,241,925
GE Capital Commercial Mortgage Corp	5.33%, $1,075,000 par, due 3/10/2044		(1)	1,180,264
General Electric Capital Corp	4.65%, $250,000 par, due 10/17/2021		(1)	260,918
General Mills Inc	5.65%, $450,000 par, due 2/15/2019		(1)	534,006
GlaxoSmithKline Capital Inc	5.65%, $600,000 par, due 5/15/2018		(1)	722,166
Goldman Sachs Group Inc/The	5.38%, $500,000 par, due 3/15/2020		(1)	493,510
Goldman Sachs Group Inc/The	3.63%, $925,000 par, due 2/7/2016		(1)	893,754
Goldman Sachs Group Inc/The	6.25%, $500,000 par, due 9/1/2017		(1)	522,720

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Government National Mortgage Association	7.65%, $167,837 par, due 8/16/2042		(1)	184,978
Great River Energy	5.83%, $301,230 par, due 7/1/2017		(1)	328,621
Hartford Financial Services Group Inc	6%, $715,000 par, due 1/15/2019		(1)	733,797
Indiana Housing & Community Development Authority	5.69%, $270,000 par, due 7/1/2037		(1)	270,410
Iowa Finance Authority	5.75%, $215,000 par, due 7/1/2037		(1)	216,176
JPMorgan Chase & Co	4.95%, $300,000 par, due 3/25/2020		(1)	318,861
JPMorgan Chase & Co	4.25%, $500,000 par, due 10/15/2020		(1)	503,510
Johns Hopkins University	5.25%, $450,000 par, due 7/1/2019		(1)	535,082
Kansas City Power & Light Co	7.15%, $450,000 par, due 4/1/2019		(1)	563,292
Kentucky Housing Corp	5.92%, $75,000 par, due 7/1/2034		(1)	75,252
Kimberly-Clark Corp	7.5%, $500,000 par, due 11/1/2018		(1)	660,625
City of La Crosse WI	5.5%, $600,000 par, due 12/1/2013		(1)	601,974
LB-UBS Commercial Mortgage Trust	5.16%, $1,140,000 par, due 2/15/2031		(1)	1,257,682
Liberty Property LP	5.5%, $550,000 par, due 12/15/2016		(1)	594,682
Liberty Property LP	6.63%, $125,000 par, due 10/1/2017		(1)	141,346
Lockheed Martin Corp	2.13%, $720,000 par, due 9/15/2016		(1)	721,174
Manufacturers & Traders Trust Co	5.58%, $405,000 par, due 12/28/2020		(1)	394,786
Marathon Oil Corp	6%, $750,000 par, due 10/1/2017		(1)	872,640
McCormick & Co Inc/MD	5.75%, $150,000 par, due 12/15/2017		(1)	180,837
State of Michigan	6.4%, $500,000 par, due 11/1/2017		(1)	612,425
Minnesota Housing Finance Agency	5.85%, $150,000 par, due 7/1/2036		(1)	150,093
Minnesota Housing Finance Agency	6.13%, $155,000 par, due 7/1/2038		(1)	157,795
Missouri Higher Education Loan Authority	1.42%, $854,741 par, due 8/26/2030		(1)	847,852
National City Bank/Cleveland OH	0.9%, $500,000 par, due 6/7/2017		(1)	458,620
Nelnet Education Loan Funding Inc	0.65%, $636,180 par, due 8/26/2019		(1)	630,493
New York State Urban Development Corp	6.5%, $650,000 par, due 12/15/2018		(1)	777,823
Norfolk Southern Corp	5.75%, $650,000 par, due 1/15/2016		(1)	752,460
Province of Ontario Canada	4.1%, $625,000 par, due 6/16/2014		(1)	671,588
State of Oregon	5.54%, $300,000 par, due 8/1/2035		(1)	312,939
Overseas Private Investment Corp	4.44%, $667,895 par, due 2/27/2027		(1)	746,139
PacifiCorp	5.65%, $350,000 par, due 7/15/2018		(1)	417,837
PacifiCorp	5.5%, $335,000 par, due 1/15/2019		(1)	395,330
Parker Hannifin Corp	5.5%, $400,000 par, due 5/15/2018		(1)	470,364
PepsiCo Inc/NC	2.5%, $400,000 par, due 5/10/2016		(1)	416,128
Procter & Gamble Co/The	1.45%, $720,000 par, due 8/15/2016		(1)	728,446
ProLogis LP	6.63%, $909,000 par, due 5/15/2018		(1)	987,210
Public Service Co Of New Hampshire	6%, $300,000 par, due 5/1/2018		(1)	353,889
Purple Chen 2011 LLC	2.73%, $1,150,000 par, due 8/1/2023		(1)	1,163,007
Rio Tinto Finance USA Ltd	2.25%, $410,000 par, due 9/20/2016		(1)	417,585
SLM Student Loan Trust	0.66%, $1,010,149 par, due 12/15/2032		(1)	936,046
SLC Student Loan Trust	1.45%, $1,716,600 par, due 11/25/2042		(1)	1,680,208
San Clemente Leasing LLC	3.03%, $1,090,034 par, due 11/22/2022		(1)	1,125,068
Charles Schwab Corp/The	6.38%, $450,000 par, due 9/1/2017		(1)	528,782
Simon Property Group LP	6.13%, $300,000 par, due 5/30/2018		(1)	344,403
SBA Participation Certificates	4.57%, $1,047,407 par, due 6/1/2025		(1)	1,143,423
SBA Participation Certificates	5.21%, $935,526 par, due 1/1/2026		(1)	1,037,920
SBA Participation Certificates	5.29%, $646,030 par, due 12/1/2027		(1)	720,550
SBA Participation Certificates	5.49%, $1,304,196 par, due 5/1/2028		(1)	1,454,153
SBA Participation Certificates	5.87%, $1,386,779 par, due 7/1/2028		(1)	1,583,466
SBA Participation Certificates	5.6%, $773,586 par, due 9/1/2028		(1)	876,403
SBA Participation Certificates	5.63%, $3,118,258 par, due 10/1/2028		(1)	3,530,055
SBA Participation Certificates	5.72%, $2,596,020 par, due 1/1/2029		(1)	2,923,145
United States Small Business Administration	4.75%, $257,717 par, due 8/10/2014		(1)	272,718
United States Small Business Administration	4.94%, $582,672 par, due 8/10/2015		(1)	617,615
United States Small Business Administration	5.68%, $327,102 par, due 8/10/2016		(1)	357,732
United States Small Business Administration	2.88%, $1,400,000 par, due 9/10/2021		(1)	1,418,998
State Street Bank and Trust Co	5.3% ,$1,000,000 par, due 1/15/2016		(1)	1,122,180
Target Corp	6%, $285,000 par, due 1/15/2018		(1)	347,233
Teck Resources Ltd	3.15%, $565,000 par, due 1/15/2017		(1)	577,204
State of Tennessee	2.68%, $400,000 par, due 8/1/2018		(1)	409,952
State of Texas	5.5%, $700,000 par, due 10/1/2022		(1)	824,229
Thermo Fisher Scientific Inc	3.2%, $750,000 par, due 3/1/2016		(1)	792,248
Toronto-Dominion Bank/The	1.63%, $470,000 par, due 9/14/2016		(1)	463,815
Travelers Cos Inc/The	5.8%, $450,000 par, due 5/15/2018		(1)	528,953
City of Trenton NJ	4.9%, $845,000 par, due 4/1/2015		(1)	865,179
Princeton University	4.95%, $350,000 par, due 3/1/2019		(1)	413,924
Union Electric Co	6.7%, $300,000 par, due 2/1/2019		(1)	364,452
Union Pacific Corp	5.75%, $575,000 par, due 11/15/2017		(1)	680,173
United States Treasury Inflation Indexed Bonds	1.25%, $5,200,000 par, due 7/15/2020		(1)	6,106,487
United States Treasury Note/Bond	2.63%, $1,555,000 par, due 8/15/2020		(1)	1,677,099
United States Treasury Note/Bond	2.63%, $2,400,000 par, due 11/15/2020		(1)	2,583,744
United States Treasury Inflation Indexed Bonds	1.13%, $1,150,000 par, due 1/15/2021		(1)	1,327,484
United States Treasury Inflation Indexed Bonds	0.63%, $1,725,000 par, due 7/15/2021		(1)	1,853,835
Verizon Communications Inc	8.75%, $300,000 par, due 11/1/2018		(1)	405,219
Cellco Partnership / Verizon Wireless Capital LLC	8.5%, $300,000 par, due 11/15/2018		(1)	404,910
Virginia Housing Development Authority	6%, $396,212 par, due 6/25/2034		(1)	417,025
Wal-Mart Stores Inc	5.8%, $750,000 par, due 2/15/2018		(1)	919,373
State of Washington	3.55%, $710,000 par, due 8/1/2017		(1)	770,783

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Washington State University	5.99%, $350,000 par, due 10/1/2027		(1)	394,408
Wisconsin Electric Power Co	2.95%, $80,000 par, due 9/15/2021		(1)	81,537
Wisconsin Housing & Economic Development Authority	5.81%, $315,000 par, due 3/1/2037		(1)	318,997
Wisconsin Housing & Economic Development Authority	5.73%, $255,000 par, due 9/1/2037		(1)	255,377
Wisconsin Housing & Economic Development Authority	5.53%, $75,000 par, due 3/1/2038		(1)	75,098
XTO Energy Inc	6.5%, $815,000 par, due 12/15/2018		(1)	1,051,366
Fannie Mae Pool	3%, $1,175,000 par, due 1/1/2022		(1)	1,229,527
Freddie Mac Gold Pool	3.5%, $2,700,000 par, due 2/1/2032		(1)	2,789,859
Wells Fargo Short-term Investment Fund G	0.23%, $26,713,802 units		(1)	26,713,802

				192,366,604

	Accrued income receivable			1,206,761
	Receivable for investment payments due			267,455
	Receivable for investment securities sold on a forward commitment basis			1,585,678
	Payable for investment securities purchased on a forward commitment basis			(18,010,311)

	Total securities			177,416,187

Rabobank Nederland.	3.97%		(1)	—
Monumental Life Ins. Co.	3.96%		(1)	—
ProLogis LP	4.5%, $750,000 par, due 8/15/2017		(1)	748,568
AT&T Inc	4.95%, $900,000 par, due 1/15/2013		(1)	937,998
Air Products & Chemicals Inc	4.15%, $700,000 par, due 2/1/2013		(1)	726,579
Alabama Power Co	4.85%, $650,000 par, due 12/15/2012		(1)	675,727
Rio Tinto Alcan Inc	5.2%, $600,000 par, due 1/15/2014		(1)	640,962
Alcoa Inc	5.72%, $392,000 par, due 2/23/2019		(1)	405,579
Fannie Mae Pool	6.5%, $4,000,000 par, due 1/1/2040		(1)	4,450,640
Allstate Corp/The	7.5%, $500,000 par, due 6/15/2013		(1)	538,945
Ally Auto Receivables Trust	0.91%, $4,400,000 par, due 11/17/2014		(1)	4,404,136
Amal Ltd/Cayman Islands	3.46%, $2,523,755 par, due 8/21/2021		(1)	2,653,401
American Express Credit Corp	5.88%, $550,000 par, due 5/2/2013		(1)	578,133
American Express Credit Corp	2.75%, $750,000 par, due 9/15/2015		(1)	753,975
Amsouth Bank/Birmingham AL	4.85%, $700,000 par, due 4/1/2013		(1)	677,250
Archer-Daniels-Midland Co	5.45%, $900,000 par, due 3/15/2018		(1)	1,067,238
Atlantic City Electric Co	7.75%, $650,000 par, due 11/15/2018		(1)	858,059
BAE Systems Holdings Inc	5.2%, $1,300,000 par, due 8/15/2015		(1)	1,397,773
BHP Billiton Finance USA Ltd	5.4%, $850,000 par, due 3/29/2017		(1)	985,720
BP Capital Markets PLC	4.74%, $1,000,000 par, due 3/11/2021		(1)	1,132,650
BP Capital Markets PLC	2.25%, $540,000 par, due 11/1/2016		(1)	543,445
BNP Paribas SA	3.6%, $1,400,000 par, due 2/23/2016		(1)	1,313,158
BNP Paribas Home Loan SFH	2.2%, $950,000 par, due 11/2/2015		(1)	913,492
City of Baltimore MD	4.5%, $695,000 par, due 10/15/2013		(1)	739,146
Banc of America Merrill Lynch Commercial Mtg Inc	5.12%, $2,125,000 par, due 10/10/2045		(1)	2,344,173
Banc of America Merrill Lynch Commercial Mtg Inc	5.19%, $2,025,000 par, due 9/10/2047		(1)	2,239,630
Banc of America Merrill Lynch Commercial Mortgage Inc	5.12%, $289,604 par, due 7/11/2043		(1)	291,206
Bank of America Corp	5.42%, $300,000 par, due 3/15/2017		(1)	270,663
Bank of America NA	5.3%, $1,250,000 par, due 3/15/2017		(1)	1,127,388
Bank of America Auto Trust	1.67%, $698,786 par, due 12/15/2013		(1)	700,568
Barclays Bank PLC	5%, $1,300,000 par, due 9/22/2016		(1)	1,346,358
Barclays Bank PLC	2.5%, $1,525,000 par, due 9/21/2015		(1)	1,504,352
Baxter International Inc	1.85%, $700,000 par, due 1/15/2017		(1)	705,439
Bear Stearns Commercial Mortgage Securities	4.58%, $729,750 par, due 6/11/2041		(1)	746,994
Bemis Co Inc	4.88%, $175,000 par, due 4/1/2012		(1)	176,423
Boston Properties LP	3.7%, $620,000 par, due 11/15/2018		(1)	633,070
Bottling Group LLC	5.13%, $650,000 par, due 1/15/2019		(1)	758,329
Branch Banking & Trust Co/Wilson NC	5.63%, $750,000 par, due 9/15/2016		(1)	846,563
Brazos Student Finance Corp	0.82%, $730,457 par, due 6/25/2027		(1)	705,096
Brown-Forman Corp	5.2%, $475,000 par, due 4/1/2012		(1)	479,712
Burlington Northern Santa Fe LLC	5.65%, $800,000 par, due 5/1/2017		(1)	923,240
Citigroup/Deutsche Bank Commercial Mortgage Trust	5.23%, $591,413 par, due 7/15/2044		(1)	594,370
Citigroup/Deutsche Bank Commercial Mortgage Trust	5.34%, $1,450,000 par, due 1/15/2046		(1)	1,567,740
CIT Education Loan Trust	0.64%, $786,883 par, due 3/15/2022		(1)	783,129
CRH America Inc	4.13%, $850,000 par, due 1/15/2016		(1)	848,649
CVS Caremark Corp	5.75%, $1,000,000 par, due 6/1/2017		(1)	1,166,840
Canadian Imperial Bank of Commerce/Canada	2%, $1,275,000 par, due 2/4/2013		(1)	1,289,191
Canadian National Railway Co	4.95%, $750,000 par, due 1/15/2014		(1)	808,425
Cargill Inc	4.31%, $960,000 par, due 5/14/2021		(1)	1,043,482
Carolina Power & Light Co	5.3%, $1,200,000 par, due 1/15/2019		(1)	1,405,020
Caterpillar Financial Services Corp	2.05%, $1,500,000 par, due 8/1/2016		(1)	1,539,825
Chevron Corp	3.95%, $1,000,000 par, due 3/3/2014		(1)	1,069,400
City of Chicago IL	6.05%, $1,000,000 par, due 1/1/2029		(1)	1,096,190
Citigroup Inc	5%, $500,000 par, due 9/15/2014		(1)	494,855
Citigroup Inc	6.5%, $550,000 par, due 8/19/2013		(1)	572,528
Citigroup Inc	4.5%, $600,000 par, due 1/14/2022		(1)	577,212
County of Clark NV	5.21%, $1,000,000 par, due 11/1/2016		(1)	1,126,200
Coca-Cola Co/The	1.8%, $1,000,000 par, due 9/1/2016		(1)	1,017,150
Comcast Corp	4.95%, $500,000 par, due 6/15/2016		(1)	553,735
Commonwealth Bank of Australia	2.9%, $4,000,000 par, due 9/17/2014		(1)	4,177,720

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Connecticut Light & Power Co/The	5.38%, $750,000 par, due 3/1/2017		(1)	856,140
State of Connecticut	5.69%, $550,000 par, due 3/15/2023		(1)	665,874
ConocoPhillips	5.75%, $450,000 par, due 2/1/2019		(1)	542,250
ConocoPhillips Canada Funding Co I	5.63%, $900,000 par, due 10/15/2016		(1)	1,050,777
Cook County Township High School Dst No 225 Northfield	5.24%, $460,000 par, due 12/1/2014		(1)	479,762
Corn Products International Inc	6%, $400,000 par, due 4/15/2017		(1)	451,892
Cornell University	4.35%, $500,000 par, due 2/1/2014		(1)	536,450
FDIC Structured Sale Guaranteed Notes	0.01%, $3,250,000 par, due 10/25/2012		(1)	3,224,293
Credit Suisse AG/Guernsey	2.6%, $950,000 par, due 5/27/2016		(1)	962,721
Credit Suisse First Boston Mortgage Securities Corp	4.82%, $201,379 par, due 2/15/2038		(1)	205,830
Credit Suisse/New York NY	4.38%, $750,000 par, due 8/5/2020		(1)	735,353
Credit Suisse First Boston Mortgage Securities Corp	5.1%, $2,055,000 par, due 8/15/2038		(1)	2,249,629
Credit Suisse Mortgage Capital Certificates	5.42%, $1,575,000 par, due 2/15/2039		(1)	1,743,037
Credit Suisse/New York NY	5%, $1,000,000 par, due 5/15/2013		(1)	1,025,810
Daimler Finance North America LLC	3%, $1,100,000 par, due 3/28/2016		(1)	1,112,738
Dallas Independent School District	4.25%, $1,000,000 par, due 2/15/2019		(1)	1,125,530
John Deere Capital Corp	4.95%, $250,000 par, due 12/17/2012		(1)	260,440
John Deere Capital Corp	4.9%, $250,000 par, due 9/9/2013		(1)	266,723
Deutsche Bank AG/London	4.88%, $830,000 par, due 5/20/2013		(1)	848,426
Devon Energy Corp	5.63%, $1,000,000 par, due 1/15/2014		(1)	1,090,380
Diageo Capital PLC	7.38%, $1,000,000 par, due 1/15/2014		(1)	1,128,650
Walt Disney Co/The	4.5%, $1,000,000 par, due 12/15/2013		(1)	1,076,380
DNB Boligkreditt AS	2.9%, $1,300,000 par, due 3/29/2016		(1)	1,321,580
EI du Pont de Nemours & Co	5%, $350,000 par, due 7/15/2013		(1)	371,812
Duke Realty LP	5.95%, $1,000,000 par, due 2/15/2017		(1)	1,075,120
Duke Realty LP	7.38%, $867,000 par, due 2/15/2015		(1)	952,139
Duke Energy Carolinas LLC	5.75%, $1,000,000 par, due 11/15/2013		(1)	1,087,470
ERP Operating LP	4.63%, $1,000,000 par, due 12/15/2021		(1)	1,019,750
Ecolab Inc	4.35%, $625,000 par, due 12/8/2021		(1)	667,431
City of El Paso TX	3.61%, $1,000,000 par, due 8/15/2014		(1)	1,070,580
Ensco PLC	3.25%, $1,000,000 par, due 3/15/2016		(1)	1,020,140
Entergy Gulf States Louisiana LLC	6%, $750,000 par, due 5/1/2018		(1)	854,468
European Investment Bank	3%, $1,150,000 par, due 4/8/2014		(1)	1,191,791
Ewing Township Board of Education	4.8%, $675,000 par, due 5/1/2015		(1)	743,911
Freddie Mac Gold Pool	5.5%, $583,108 par, due 2/1/2018		(1)	630,969
Freddie Mac Gold Pool	5%, $150,457 par, due 5/1/2021		(1)	162,178
Freddie Mac Gold Pool	6%, $1,508,506 par, due 8/1/2038		(1)	1,685,107
Freddie Mac Gold Pool	6%, $937,603 par, due 8/1/2038		(1)	1,047,369
Freddie Mac Gold Pool	6%, $588,742 par, due 9/1/2038		(1)	651,407
Freddie Mac Gold Pool	4%, $1,922,461 par, due 2/1/2026		(1)	2,048,863
Freddie Mac Gold Pool	3.5%, $1,884,324 par, due 12/1/2025		(1)	1,988,735
Freddie Mac Non Gold Pool	4.3%, $817,715 par, due 12/1/2036		(1)	861,651
Freddie Mac Non Gold Pool	3%, $1,362,999 par, due 11/1/2040		(1)	1,419,917
Freddie Mac Gold Pool	5%, $1,373,916 par, due 2/1/2020		(1)	1,492,966
Freddie Mac Non Gold Pool	2.66%, $431,081 par, due 7/1/2034		(1)	447,431
FHLMC Multifamily Structured Pass Through	3.88%, $3,250,000 par, due 11/25/2017		(1)	3,550,625
FHLMC Multifamily Structured Pass Through Certs.	3.15%, $2,100,000 par, due 2/25/2018		(1)	2,211,489
FHLMC Multifamily Structured Passthrough	2.7%, $1,300,000 par, due 5/25/2018		(1)	1,336,621
Federal Home Loan Mortgage Corp	4.88%, $3,925,000 par, due 6/13/2018		(1)	4,729,311
Fannie Mae Pool	2.44%, $609,759 par, due 4/1/2036		(1)	625,118
Fannie Mae Pool	4.65%, $3,181,214 par, due 7/1/2013		(1)	3,290,978
Fannie Mae Pool	5%, $3,230,322 par, due 9/1/2033		(1)	3,493,400
Fannie Mae Pool	3%, $1,701,138 par, due 1/1/2041		(1)	1,776,583
Fannie Mae Pool	2.53%, $350,367 par, due 11/1/2041		(1)	349,011
Fannie Mae REMICS	5.5%, $160,999 par, due 4/25/2017		(1)	171,491
Fannie Mae Grantor Trust	7%, $191,062 par, due 7/25/2042		(1)	222,298
Fannie Mae Grantor Trust	7%, $71,144 par, due 8/25/2042		(1)	77,944
Fannie Mae Whole Loan	6.5%, $328,434 par, due 9/25/2042		(1)	372,933
Fannie Mae Whole Loan	7%, $57,989 par, due 10/25/2042		(1)	66,935
Fannie Mae REMICS	4.5%, $888,452 par, due 9/25/2018		(1)	955,069
Fannie Mae REMICS	5%, $666,156 par, due 10/25/2018		(1)	720,687
Fannie Mae Whole Loan	7%, $507,446 par, due 2/25/2044		(1)	579,254
Fannie Mae REMICS	4%, $1,750,000 par, due 4/25/2019		(1)	1,875,003
Fannie Mae Grantor Trust	6%, $661,980 par, due 2/25/2044		(1)	737,929
Fannie Mae Whole Loan	6.5%, $462,668 par, due 10/25/2044		(1)	543,464
Fannie Mae REMICS	5.5%, $1,438,036 par, due 4/25/2035		(1)	1,592,452
FHLMC Structured Pass Through Securities	7%, $1,463,711 par, due 7/25/2043		(1)	1,671,572
Freddie Mac REMICS	4.5%, $6,000,000 par, due 7/15/2019		(1)	6,544,080
Freddie Mac REMICS	5%, $1,782,601 par, due 8/15/2030		(1)	1,815,330
Freddie Mac REMICS	5%, $3,350,000 par, due 4/15/2020		(1)	3,644,197
Fannie Mae-Aces	5.26%, $1,500,000 par, due 5/25/2020		(1)	1,711,290
Freddie Mac REMICS	4%, $3,725,000 par, due 6/15/2023		(1)	3,973,458
Fannie Mae Pool	5%, $4,051,919 par, due 11/1/2033		(1)	4,381,907
Fannie Mae Pool	5%, $5,502,029 par, due 6/1/2035		(1)	5,950,115
Fannie Mae Pool	5%, $269,852 par, due 5/1/2015		(1)	290,706
Fannie Mae Pool	5.02%, $1,262,419 par, due 7/1/2035		(1)	1,341,093
Fannie Mae Pool	5%, $7,328,531 par, due 10/1/2035		(1)	7,923,095
Fannie Mae Pool	4.99%, $253,976 par, due 5/1/2036		(1)	271,544

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Fannie Mae Pool	1.42%, $130,535 par, due 4/1/2044		(1)	131,455
Fannie Mae Pool	5%, $1,433,687 par, due 10/1/2019		(1)	1,563,293
Fannie Mae Pool	5%, $798,227 par, due 12/1/2019		(1)	870,386
Fannie Mae Pool	2.41%, $611,761 par, due 5/1/2035		(1)	645,102
Fannie Mae Pool	1.94%, $445,111 par, due 1/1/2035		(1)	466,245
Fannie Mae Pool	5%, $2,027,133 par, due 8/1/2020		(1)	2,210,386
Fannie Mae Pool	1.95%, $524,763 par, due 7/1/2035		(1)	550,838
Fannie Mae Pool	1.94%, $699,074 par, due 7/1/2035		(1)	740,117
Fannie Mae Pool	4%, $2,165,905 par, due 4/1/2024		(1)	2,284,965
Fannie Mae Pool	4.05%, $2,333,564 par, due 5/1/2036		(1)	2,411,108
Fannie Mae Pool	5.91%, $283,307 par, due 1/1/2037		(1)	303,479
Fannie Mae Pool	6%, $1,731,684 par, due 9/1/2038		(1)	1,898,965
Fannie Mae Pool	5.51%, $269,630 par, due 4/1/2037		(1)	284,247
Fannie Mae Pool	3.5%, $8,975,076 par, due 12/1/2031		(1)	9,331,028
Fannie Mae Pool	3.5%, $3,637,284 par, due 7/1/2021		(1)	3,808,818
Fannie Mae Pool	3%, $6,295,646 par, due 10/1/2021		(1)	6,571,773
Fannie Mae Pool	3%, $4,285,669 par, due 11/1/2021		(1)	4,473,638
Fannie Mae Pool	4.95%, $4,795,534 par, due 6/1/2014		(1)	4,991,383
Fannie Mae Pool	5.41%, $2,650,908 par, due 11/1/2013		(1)	2,710,819
Fiserv Inc	3.13%, $680,000 par, due 6/15/2016		(1)	692,369
Ginnie Mae II pool	0.86%, $4,602,960 par, due 5/20/2058		(1)	4,411,652
Ginnie Mae II pool	1.5%, $1,364,526 par, due 6/20/2058		(1)	1,344,058
Ginnie Mae II pool	5.76%, $5,071,701 par, due 12/20/2058		(1)	5,549,775
Ginnie Mae II pool	5.63%, $3,175,803 par, due 2/20/2059		(1)	3,437,823
Ginnie Mae II pool	5.46%, $7,181,823 par, due 7/20/2059		(1)	7,846,738
Ginnie Mae II pool	5.46%, $5,341,378 par, due 7/20/2059		(1)	5,809,865
GE Capital Commercial Mortgage Corp	4.87%, $665,982 par, due 5/10/2043		(1)	681,147
GE Capital Commercial Mortgage Corp	5.33%, $1,825,000 par, due 3/10/2044		(1)	2,003,704
General Electric Co	5%, $750,000 par, due 2/1/2013		(1)	781,575
General Electric Capital Corp	4.8%, $200,000 par, due 5/1/2013		(1)	209,376
General Electric Capital Corp	6%, $1,000,000 par, due 8/7/2019		(1)	1,148,630
General Mills Inc	5.2%, $350,000 par, due 3/17/2015		(1)	389,897
General Mills Inc	5.65%, $500,000 par, due 2/15/2019		(1)	593,340
Georgia Power Co	6%, $350,000 par, due 11/1/2013		(1)	382,228
GlaxoSmithKline Capital Inc	5.65%, $800,000 par, due 5/15/2018		(1)	962,888
Goldman Sachs Group Inc/The	5.5%, $900,000 par, due 11/15/2014		(1)	927,243
Goldman Sachs Group Inc/The	5.25%, $500,000 par, due 7/27/2021		(1)	487,770
Great River Energy	5.83%, $438,153 par, due 7/1/2017		(1)	477,994
Greenwich Capital Commercial Funding Corp	4.95%, $1,392,480 par, due 1/11/2035		(1)	1,415,442
Greenwich Capital Commercial Funding Corp	4.53%, $237,466 par, due 1/5/2036		(1)	238,940
HSBC Holdings PLC	5.1%, $1,250,000 par, due 4/5/2021		(1)	1,328,238
Halliburton Co	5.9%, $950,000 par, due 9/15/2018		(1)	1,143,259
Hewlett-Packard Co	4.5%, $840,000 par, due 3/1/2013		(1)	863,898
Village of Hoffman Estates IL	4.95%, $280,000 par, due 12/1/2014		(1)	306,858
Village of Hoffman Estates IL	5%, $485,000 par, due 12/1/2015		(1)	547,575
Home Depot Inc/The	5.4%, $625,000 par, due 3/1/2016		(1)	721,856
Hudson United Bank/Mahwah NJ	7%, $500,000 par, due 5/15/2012		(1)	509,760
Indiana Housing & Community Development Authority	5.9%, $445,000 par, due 1/1/2037		(1)	447,314
Ingersoll-Rand PLC	4.75%, $600,000 par, due 5/15/2015		(1)	649,578
Intel Corp	1.95%, $820,000 par, due 10/1/2016		(1)	842,976
International Business Machines Corp	1.95%, $1,390,000 par, due 7/22/2016		(1)	1,430,532
Coca-Cola Enterprises Inc	2.13%, $1,250,000 par, due 9/15/2015		(1)	1,271,738
Iowa Finance Authority	5.87%, $565,000 par, due 7/1/2036		(1)	584,278
Irvine Ranch Water District Joint Powers Agency	2.6%, $2,000,000 par, due 3/15/2014		(1)	2,077,920
JPMorgan Chase & Co	4.4%, $450,000 par, due 7/22/2020		(1)	459,549
JPMorgan Chase & Co	3.45%, $250,000 par, due 3/1/2016		(1)	253,988
JP Morgan Chase Commercial Mortgage Securities Corp	4.77%, $2,000,000 par, due 3/12/2039		(1)	2,054,320
JP Morgan Chase Commercial Mortgage Securities Corp	5.47%, $1,800,000 par, due 4/15/2043		(1)	1,980,090
JP Morgan Chase Commercial Mortgage Securities Corp	5.87%, $485,464 par, due 4/15/2045		(1)	516,165
Johns Hopkins University	5.25%, $650,000 par, due 7/1/2019		(1)	772,896
JPMorgan Chase Bank NA	6%, $1,250,000 par, due 10/1/2017		(1)	1,344,625
Kansas City Power & Light Co	6.38%, $800,000 par, due 3/1/2018		(1)	932,496
Kellogg Co	1.88%, $325,000 par, due 11/17/2016		(1)	326,310
Kentucky Housing Corp	5.75%, $120,000 par, due 7/1/2037		(1)	120,187
Kentucky Housing Corp	5.92%, $80,000 par, due 7/1/2034		(1)	80,269
Kimberly-Clark Corp	6.13%, $450,000 par, due 8/1/2017		(1)	550,436
Koninklijke Philips Electronics NV	4.63%, $750,000 par, due 3/11/2013		(1)	782,873
Kraft Foods Inc	6.25%, $366,000 par, due 6/1/2012		(1)	373,971
LB-UBS Commercial Mortgage Trust	4.25%, $402,654 par, due 7/15/2027		(1)	411,243
LB-UBS Commercial Mortgage Trust	5.1%, $618,611 par, due 11/15/2030		(1)	618,352
LB-UBS Commercial Mortgage Trust	5.16%, $1,150,000 par, due 2/15/2031		(1)	1,268,715
Liberty Property LP	5.5%, $1,000,000 par, due 12/15/2016		(1)	1,081,240
Lloyds TSB Bank PLC	2.8%, $3,850,000 par, due 4/2/2012		(1)	3,867,094
Lockheed Martin Corp	4.25%, $1,330,000 par, due 11/15/2019		(1)	1,414,655
Los Angeles Unified School District/CA	6%, $1,030,000 par, due 7/1/2013		(1)	1,097,362
Commonwealth of Massachusetts	3.25%, $1,000,000 par, due 7/1/2014		(1)	1,061,020
Mass. Health & Educational Facilities Authority	5.26%, $750,000 par, due 10/1/2018		(1)	886,050
McCormick & Co Inc/MD	5.2%, $500,000 par, due 12/15/2015		(1)	563,690

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
McCormick & Co Inc/MD	5.25%, $500,000 par, due 9/1/2013		(1)	535,340
McDonald’s Corp	5%, $675,000 par, due 2/1/2019		(1)	800,962
Merrill Lynch & Co Inc	6.4%, $450,000 par, due 8/28/2017		(1)	435,735
Merrill Lynch Mortgage Trust	4.75%, $1,250,000 par, due 6/12/2043		(1)	1,351,750
Metropolitan Life Global Funding I	2.88%, $1,000,000 par, due 9/17/2012		(1)	1,013,070
State of Michigan	6.25%, $1,000,000 par, due 11/1/2016		(1)	1,203,630
Minnesota Housing Finance Agency	5.85%, $230,000 par, due 7/1/2036		(1)	230,143
Mississippi Development Bank	5%, $390,000 par, due 6/1/2014		(1)	417,717
Missouri Higher Education Loan Authority	1.42%, $1,709,482 par, due 8/26/2030		(1)	1,695,703
Merrill Lynch/Countrywide Commercial Mortgage Trust	5.43%, $945,000 par, due 2/12/2039		(1)	1,039,651
Morgan Stanley	4%, $475,000 par, due 7/24/2015		(1)	445,431
Morgan Stanley Capital I	5.23%, $1,850,000 par, due 9/15/2042		(1)	2,035,592
National City Bank/Cleveland OH	0.9%, $400,000 par, due 6/7/2017		(1)	366,896
Nationwide Building Society	2.5%, $2,000,000 par, due 8/17/2012		(1)	2,022,100
Nebo School District	4.41%, $810,000 par, due 7/1/2018		(1)	907,808
Nelnet Education Loan Funding Inc	0.65%, $122,342 par, due 8/26/2019		(1)	121,249
New York Life Global Funding	4.65%, $1,000,000 par, due 5/9/2013		(1)	1,048,420
New York State Urban Development Corp	6.5%, $1,000,000 par, due 12/15/2018		(1)	1,196,650
Northstar Education Finance Inc	1.17%, $1,451,700 par, due 10/30/2045		(1)	1,400,194
Novartis Capital Corp	4.13%, $1,000,000 par, due 2/10/2014		(1)	1,069,920
Occidental Petroleum Corp	1.75%, $530,000 par, due 2/15/2017		(1)	536,811
Province of Ontario Canada	4.1%, $1,250,000 par, due 6/16/2014		(1)	1,343,175
Overseas Private Investment Corp	3.37%, $1,704,907 par, due 5/15/2021		(1)	1,805,667
PNC Funding Corp	3%, $500,000 par, due 5/19/2014		(1)	519,800
PNC Bank NA	5.25%, $500,000 par, due 1/15/2017		(1)	542,410
PacifiCorp	5.65%, $250,000 par, due 7/15/2018		(1)	298,455
PacifiCorp	5.5%, $750,000 par, due 1/15/2019		(1)	885,068
Parker Hannifin Corp	5.5%, $750,000 par, due 5/15/2018		(1)	881,933
Pearson Dollar Finance Two PLC	6.25%, $750,000 par, due 5/6/2018		(1)	871,020
PepsiCo Inc/NC	5%, $1,000,000 par, due 6/1/2018		(1)	1,161,750
PepsiCo Inc/NC	2.5%, $750,000 par, due 5/10/2016		(1)	780,240
President and Fellows of Harvard College	3.7%, $800,000 par, due 4/1/2013		(1)	825,016
Principal Life Global Funding I	5.25%, $600,000 par, due 1/15/2013		(1)	624,162
Procter & Gamble Co/The	1.45%, $1,360,000 par, due 8/15/2016		(1)	1,375,953
Prudential Financial Inc	5.15%, $300,000 par, due 1/15/2013		(1)	310,590
Public Service Co of Oklahoma	6.15%, $600,000 par, due 8/1/2016		(1)	687,456
Public Service Electric & Gas Co	0.85%, $600,000 par, due 8/15/2014		(1)	599,814
Rabobank NA	4.2%, $1,000,000 par, due 5/13/2014		(1)	1,047,770
Rio Tinto Finance USA Ltd	2.5%, $300,000 par, due 5/20/2016		(1)	306,027
Rio Tinto Finance USA Ltd	2.25%, $310,000 par, due 9/20/2016		(1)	315,735
Roche Holdings Inc	5%, $476,000 par, due 3/1/2014		(1)	514,937
Roper Industries Inc	6.63%, $750,000 par, due 8/15/2013		(1)	803,295
Royal Bank of Scotland PLC/The	2.63%, $675,000 par, due 5/11/2012		(1)	679,367
Sanofi	1.2%, $880,000 par, due 9/30/2014		(1)	886,829
Merck & Co Inc	5.3%, $1,000,000 par, due 12/1/2013		(1)	1,087,020
Simon Property Group LP	6.13%, $750,000 par, due 5/30/2018		(1)	861,008
SBA Participation Certificates	5.34%, $554,478 par, due 11/1/2021		(1)	606,643
SBA Participation Certificates	5.54%, $1,209,474 par, due 9/1/2026		(1)	1,354,985
SBA Participation Certificates	5.31%, $2,417,923 par, due 5/1/2027		(1)	2,697,991
SBA Participation Certificates	5.68%, $1,296,497 par, due 6/1/2028		(1)	1,478,110
SBA Participation Certificates	5.6%, $2,231,498 par, due 9/1/2028		(1)	2,528,086
SBA Participation Certificates	5.63%, $2,900,705 par, due 10/1/2028		(1)	3,283,772
SBA Participation Certificates	5.72%, $5,684,716 par, due 1/1/2029		(1)	6,401,047
United States Small Business Administration	4.75%, $358,963 par, due 8/10/2014		(1)	379,858
United States Small Business Administration	4.64%, $153,007 par, due 2/10/2015		(1)	162,660
United States Small Business Administration	4.94%, $1,324,255 par, due 8/10/2015		(1)	1,403,670
United States Small Business Administration	5.68%, $670,978 par, due 8/10/2016		(1)	733,808
United States Small Business Administration	5.94%, $3,114,711 par, due 8/10/2018		(1)	3,475,332
Societe Financement de l’Economie Francaise	3.38%, $1,350,000 par, due 5/5/2014		(1)	1,381,550
City of Spokane WA	4.83%, $715,000 par, due 12/1/2014		(1)	782,868
Board of Trustees of Leland Stanford Junior University	4.25%, $500,000 par, due 5/1/2016		(1)	562,955
State Street Bank and Trust Co	5.3%, $1,600,000 par, due 1/15/2016		(1)	1,795,488
SunTrust Bank/Atlanta GA	0.59%, $1,100,000 par, due 5/21/2012		(1)	1,097,272
TIAA Global Markets Inc	4.95%, $700,000 par, due 7/15/2013		(1)	740,782
Target Corp	6%, $600,000 par, due 1/15/2018		(1)	731,016
Target Corp	1.13%, $400,000 par, due 7/18/2014		(1)	402,936
Tayarra Ltd	3.63%, $1,757,424 par, due 2/15/2022		(1)	1,866,314
Teck Resources Ltd	3.15%, $1,070,000 par, due 1/15/2017		(1)	1,093,112
State of Tennessee	3.18%, $800,000 par, due 8/1/2020		(1)	821,480
TESCO PLC	2.7%, $1,000,000 par, due 1/5/2017		(1)	1,014,600
Thermo Fisher Scientific Inc	5%, $450,000 par, due 6/1/2015		(1)	500,738
Thomson Reuters Corp	5.7%, $750,000 par, due 10/1/2014		(1)	829,965
Time Warner Cable Inc	6.2%, $1,000,000 par, due 7/1/2013		(1)	1,073,070
Princeton University	4.95%, $1,250,000 par, due 3/1/2019		(1)	1,478,300
Trustees of Dartmouth College	4.75%, $1,000,000 par, due 6/1/2019		(1)	1,160,080
United States Treasury Note/Bond	8.13%, $1,175,000 par, due 8/15/2019		(1)	1,747,448
United States Treasury Inflation Indexed Bonds	2.5%, $2,200,000 par, due 1/15/2029		(1)	3,095,338
United States Treasury Note/Bond	3.38%, $4,000,000 par, due 11/15/2019		(1)	4,559,680

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
United States Treasury Inflation Indexed Bonds	1.38%, $4,000,000 par, due 1/15/2020		(1)	4,768,659
United States Treasury Note/Bond	3.63%, $4,000,000 par, due 2/15/2020		(1)	4,639,080
United States Treasury Note/Bond	3.5%, $4,000,000 par, due 5/15/2020		(1)	4,601,560
United States Treasury Note/Bond	2.5%, $2,475,000 par, due 6/30/2017		(1)	2,676,663
United States Treasury Inflation Indexed Bonds	1.25%, $550,000 par, due 7/15/2020		(1)	645,878
United States Treasury Note/Bond	2.63%, $1,000,000 par, due 8/15/2020		(1)	1,078,520
United States Treasury Note/Bond	1.88%, $3,250,000 par, due 8/31/2017		(1)	3,401,580
United States Treasury Note/Bond	2.63%, $2,500,000 par, due 11/15/2020		(1)	2,691,400
United States Treasury Inflation Indexed Bonds	1.13%, $8,425,000 par, due 1/15/2021		(1)	9,725,265
United States Treasury Inflation Indexed Bonds	0.63%, $5,225,000 par, due 7/15/2021		(1)	5,615,239
United States Treasury Note/Bond	2.25%, $4,610,000 par, due 7/31/2018		(1)	4,903,150
United States Treasury Note/Bond	2%, $4,600,000 par, due 11/15/2021		(1)	4,652,486
University of North Carolina at Charlotte	5.14%, $1,025,000 par, due 4/1/2013		(1)	1,076,814
Valspar Corp	5.1%, $400,000 par, due 8/1/2015		(1)	429,840
Valspar Corp	5.63%, $160,000 par, due 5/1/2012		(1)	162,146
Verizon Communications Inc	5.55%, $500,000 par, due 2/15/2016		(1)	572,135
Verizon Communications Inc	8.75%, $500,000 par, due 11/1/2018		(1)	675,365
Cellco Partnership / Verizon Wireless Capital LLC	8.5%, $250,000 par, due 11/15/2018		(1)	337,425
Vornado Realty LP	4.25%, $1,000,000 par, due 4/1/2015		(1)	1,034,920
Wal-Mart Stores Inc	5.8%, $1,450,000 par, due 2/15/2018		(1)	1,777,454
State of Washington	3.55%, $1,250,000 par, due 8/1/2017		(1)	1,357,013
Whiteside & Lee Counties School Dist No 5 Sterling	4.4%, $700,000 par, due 2/1/2012		(1)	700,721
Wisconsin Electric Power Co	6.25%, $850,000 par, due 12/1/2015		(1)	996,047
Wisconsin Electric Power Co	2.95%, $80,000 par, due 9/15/2021		(1)	81,537
Wisconsin Housing & Economic Development Authority	5.81%, $665,000 par, due 3/1/2037		(1)	673,439
Wisconsin Housing & Economic Development Authority	5.53%, $285,000 par, due 3/1/2038		(1)	285,371
Yale University	2.9%, $1,250,000 par, due 10/15/2014		(1)	1,323,450
Nordic Investment Bank	3.5%, $1,250,000 par, due 9/11/2013		(1)	1,308,806
Wells Fargo Short-term Investment Fund G	0.23%, $4,278,585 units		(1)	4,278,585

				458,106,937

	Accrued income receivable			3,232,847
	Variation margin receivable			25,312
	Payable for investment securities purchased on a forward commitment basis			(8,991,507)
	Deposits with brokers for futures transactions (i)			144,000
	Receivables for investment securities sold on a forward commitment basis			4,611,844
	Receivable for investment payments due			355,622

	Total securities			457,485,055

Prudential Insurance Company of America	2.89%		(1)	—
ABB Treasury Center USA Inc	2.5%, $1,905,000 par, due 6/15/2016		(1)	1,905,838
AEP Texas Central Transition Funding LLC	4.98%, $3,533,136 par, due 7/1/2015		(1)	3,656,418
AEP Texas Central Transition Funding LLC	5.09%, $720,000 par, due 7/1/2015		(1)	789,718
AEP Texas Central Transition Funding LLC	5.17%, $4,290,000 par, due 1/1/2018		(1)	5,004,671
AT&T Inc.	5.5%, $1,875,000 par, due 2/1/2018		(1)	2,176,369
Allstate Corp/The	7.45%, $1,775,000 par, due 5/16/2019		(1)	2,147,058
Ally Master Owner Trust	2.15%, $2,800,000 par, due 1/15/2016		(1)	2,830,100
Ally Auto Receivables Trust	0.99%, $815,000 par, due 11/15/2015		(1)	813,549
American Express Credit Corp	2.75%, $2,460,000 par, due 9/15/2015		(1)	2,478,155
Amgen Inc	5.65%, $1,455,000 par, due 6/15/2042		(1)	1,562,714
Amgen Inc	3.88%, $2,090,000 par, due 11/15/2021		(1)	2,107,243
Anheuser-Busch InBev Worldwide Inc	5.38%, $3,200,000 par, due 11/15/2014		(1)	3,560,480
BAE Systems PLC	4.75%, $2,380,000 par, due 10/11/2021		(1)	2,422,031
BG Energy Capital PLC	4%, $1,195,000 par, due 10/15/2021		(1)	1,241,725
Bank of America Corp	5.42%, $3,385,000 par, due 3/15/2017		(1)	3,039,967
Bank of America Corp	6%, $1,750,000 par, due 9/1/2017		(1)	1,642,708
Bank of America Corp	5.65%, $535,000 par, due 5/1/2018		(1)	504,398
Barclays Bank PLC	5.13%, $1,930,000 par, due 1/8/2020		(1)	1,974,718
Becton Dickinson and Co	3.13%, $1,055,000 par, due 11/8/2021		(1)	1,066,721
Berkshire Hathaway Finance Cor	5.4%, $3,810,000 par, due 5/15/2018		(1)	4,439,031
Boeing Capital Corp	2.13%, $625,000 par, due 8/15/2016		(1)	638,450
British Telecommunications PLC	5.15%, $1,980,000 par, due 1/15/2013		(1)	2,053,240
CDP Financial Inc	3%, $2,525,000 par, due 11/25/2014		(1)	2,628,601
CVS Caremark Corp	5.75%, $470,000 par, due 5/15/2041		(1)	555,310
Carolina Power & Light Co	3%, $1,025,000 par, due 9/15/2021		(1)	1,044,598
Caterpillar Inc	3.9%, $2,500,000 par, due 5/27/2021		(1)	2,731,675
CenterPoint Energy Transition Bond Co LLC	5.17%, $1,450,000 par, due 8/1/2019		(1)	1,667,558
Citigroup Inc	6.13%, $1,775,000 par, due 8/25/2036		(1)	1,517,341
Citigroup Inc	5.5%, $3,250,000 par, due 2/15/2017		(1)	3,274,538
Citibank Credit Card Issuance Trust	4.9%, $1,650,000 par, due 6/23/2016		(1)	1,811,073
Comcast Corp	6.5%, $2,985,000 par, due 1/15/2017		(1)	3,486,987
DBUBS Mortgage Trust	3.74%, $1,911,260 par, due 11/10/2046		(1)	2,001,777
DBUBS Mortgage Trust	3.39%, $1,045,000 par, due 7/10/2044		(1)	1,081,021
Deutsche Telekom International Finance BV	4.88%, $1,925,000 par, due 7/8/2014		(1)	2,067,123
Dexia Credit Local	2.75%, $4,905,000 par, due 4/29/2014		(1)	4,491,607
DIRECTV Holdings LLC / DIRECTV Financing Co Inc	3.5%, $2,060,000 par, due 3/1/2016		(1)	2,121,244
DnB NOR Boligkreditt	2.1%, $3,610,000 par, due 10/14/2015		(1)	3,576,499
Dominion Resources Inc/VA	1.95%, $370,000 par, due 8/15/2016		(1)	371,802

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Duke Cap Corp	8%, $1,125,000 par, due 10/1/2019		(1)	1,433,126
Duke Energy Carolinas LLC	1.75%, $1,340,000 par, due 12/15/2016		(1)	1,348,938
Ecolab Inc	4.35%, $720,000 par, due 12/8/2021		(1)	772,625
Encana Corp	3.9%, $1,615,000 par, due 11/15/2021		(1)	1,611,835
Enel Finance Intl NV	3.88%, $440,000 par, due 10/7/2014		(1)	425,000
Enel Finance International NV	6%, $250,000 par, due 10/7/2039		(1)	201,188
Financing Corp Fico	9.8%, $1,440,000 par, due 4/6/2018		(1)	2,117,887
Financing Corp Fico	10.35%, $1,070,000 par, due 8/3/2018		(1)	1,625,859
Financing Corp Fico	9.65%, $1,235,000 par, due 11/2/2018		(1)	1,843,955
Financing Corp Fico	0.02%, $4,365,000 par, due 10/6/2017		(1)	3,949,614
Financing Corp Fico	1%, $1,020,000 par, due 3/26/2015		(1)	987,679
Financing Corp Fico	0.02%, $1,265,000 par, due 3/26/2017		(1)	1,159,142
Financing Corp Fico	0.02%, $3,375,000 par, due 2/8/2018		(1)	3,001,330
Fiserv Inc	3.13%, $245,000 par, due 6/15/2016		(1)	249,452
Ford Credit Floorplan Master Owner Trust	2.12%, $1,050,000 par, due 2/15/2016		(1)	1,063,976
Ford Credit Auto Owner Trust	0.84%, $605,000 par, due 6/15/2015		(1)	604,661
General Electric Capital Corp	5.3%, $535,000 par, due 2/11/2021		(1)	569,818
General Electric Capital Corp	5.88%, $3,545,000 par, due 1/14/2038		(1)	3,745,612
Goldman Sachs Group Inc/The	5.95%, $3,875,000 par, due 1/18/2018		(1)	3,948,858
Goldman Sachs Group Inc/The	5.25%, $550,000 par, due 7/27/2021		(1)	532,945
HSBC Holdings PLC	6.8%, $320,000 par, due 6/1/2038		(1)	325,315
HSBC Finance Corp	6.68%, $2,275,000 par, due 1/15/2021		(1)	2,345,252
Hewlett-Packard Co	4.38%, $1,905,000 par, due 9/15/2021		(1)	1,965,979
Intel Corp	3.3%, $1,880,000 par, due 10/1/2021		(1)	1,963,961
JPMorgan Chase & Co	4.4%, $2,380,000 par, due 7/22/2020		(1)	2,401,301
JPMorgan Chase Bank NA	6%, $3,150,000 par, due 7/5/2017		(1)	3,364,200
Kraft Foods Inc	6.5%, $2,400,000 par, due 8/11/2017		(1)	2,845,800
Kroger Co/The	6.4%, $1,475,000 par, due 8/15/2017		(1)	1,746,076
Lockheed Martin Corp	3.35%, $1,415,000 par, due 9/15/2021		(1)	1,394,893
Lowe’s Cos Inc	3.8%, $1,105,000 par, due 11/15/2021		(1)	1,168,051
Mass Mutual Life Ins Co	8.88%, $2,000,000 par, due 6/1/2039		(1)	2,906,660
Metropolitan Life Global Funding I	2.5%, $2,850,000 par, due 9/29/2015		(1)	2,866,359
Microsoft Corp	5.3%, $235,000 par, due 2/8/2041		(1)	299,432
Morgan Stanley	7.3%, $4,025,000 par, due 5/13/2019		(1)	4,053,215
Motiva Enterprises LLC	5.75%, $1,550,000 par, due 1/15/2020		(1)	1,801,506
New York Life Insurance Co	6.75%, $555,000 par, due 11/15/2039		(1)	713,691
New York Life Global Funding	2.45%, $2,000,000 par, due 7/14/2016		(1)	2,031,060
News America Inc	6.65%, $1,625,000 par, due 11/15/2037		(1)	1,817,026
Northrop Grumman Corp	1.85%, $1,825,000 par, due 11/15/2015		(1)	1,812,170
PNC Funding Corp	2.7%, $1,200,000 par, due 9/19/2016		(1)	1,215,432
Pacific Gas & Electric Co	5.63%, $2,200,000 par, due 11/30/2017		(1)	2,583,724
Raytheon Co	6.4%, $1,760,000 par, due 12/15/2018		(1)	2,177,120
Schlumberger Investment SA	1.95%, $1,105,000 par, due 9/14/2016		(1)	1,110,470
Shell International Finance BV	5.2%, $1,575,000 par, due 3/22/2017		(1)	1,837,490
Stryker Corp	2%, $600,000 par, due 9/30/2016		(1)	609,012
Suncor Energy Inc	6.1%, $2,475,000 par, due 6/1/2018		(1)	2,931,860
Swedbank Hypotek AB	2.95%, $2,600,000 par, due 3/28/2016		(1)	2,656,368
Telecom Italia Capital SA	4.95%, $1,675,000 par, due 9/30/2014		(1)	1,549,375
Telefonica Emisiones SAU	6.22%, $1,550,000 par, due 7/3/2017		(1)	1,581,155
Time Warner Inc	3.15%, $2,725,000 par, due 7/15/2015		(1)	2,832,556
Time Warner Cable Inc	7.3%, $2,125,000 par, due 7/1/2038		(1)	2,632,875
Time Warner Cable Inc	5.5%, $545,000 par, due 9/1/2041		(1)	572,539
Total Capital SA	3%, $1,190,000 par, due 6/24/2015		(1)	1,252,820
United States Treasury Note/Bond	7.63%, $560,000 par, due 2/15/2025		(1)	905,363
United States Treasury Note/Bond	3.75%, $13,690,000 par, due 8/15/2041		(1)	16,098,208
United States Treasury Note/Bond	4.25%, $5,055,000 par, due 11/15/2017		(1)	5,971,269
United States Treasury Note/Bo	1.88%, $14,740,000 par, due 6/15/2012		(1)	14,859,689
United States Treasury Note/Bo	1.5%, $59,435,000 par, due 7/15/2012		(1)	59,883,734
United States Treasury Note/Bond	1.88%, $8,440,000 par, due 9/30/2017		(1)	8,823,429
United States Treasury Note/Bond	0.25%, $1,915,000 par, due 10/31/2013		(1)	1,915,479
United States Treasury Note/Bond	2%, $2,130,000 par, due 11/15/2021		(1)	2,154,133
United States Treasury Note/Bond	0.88%, $2,725,000 par, due 11/30/2016		(1)	2,733,230
Verizon Communications Inc	5.5%, $1,885,000 par, due 4/1/2017		(1)	2,197,929
Wal-Mart Stores Inc	5.63%, $1,430,000 par, due 4/15/2041		(1)	1,839,066
Waste Management Inc	2.6%, $400,000 par, due 9/1/2016		(1)	404,576
Westpac Banking Corp	2.45%, $505,000 par, due 11/28/2016		(1)	499,985
Wells Fargo Short-term Investment Fund G	0.23%, 19,411,204 units		(1)	19,411,204

				314,739,593

	Accrued income receivable			2,921,575
	Receivable for investment payments due			52,963,500

	Total securities			370,624,668

ING Life Ins. and Annuity Co.	2.51%			—
Chase Capital VI	1.05%, $200,000 par, due 8/1/2028		(1)	136,972
Keycorp Student Loan Trust	1.23%, $1,000,000 par, due 11/25/2036		(1)	595,900
NTC Capital I	0.92%, $300,000 par, due 1/15/2027		(1)	227,205
National Commerce Capital Trust I	1.56%, $500,000 par, due 4/1/2027		(1)	307,680

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
	Regions Bank/Birmingham AL	7.5%, $1,000,000 par, due 5/15/2018		(1)	990,000
	Structured Asset Securities Corp	6%, $924,769 par, due 10/25/2036		(1)	887,298
	SunTrust Capital III	1.2%, $600,000 par, due 3/15/2028		(1)	379,650
	Toll Road Investors Partnership II LP	0.06%, $750,000 par, due 2/15/2015		(1)	630,728
	Wachovia Bank Commercial Mortgage Trust	5.2%, $1,000,000 par, due 10/15/2044		(1)	1,096,090
	Wachovia Bank Commercial Mortgage Trust	5.08%, $1,250,000 par, due 10/15/2035		(1)	1,315,700
	Wachovia Bank Commercial Mortgage Trust	4.85%, $2,000,000 par, due 10/15/2041		(1)	2,153,840
	Wachovia Bank NA	6%, $725,000 par, due 11/15/2017		(1)	800,560
	Wells Fargo Short-term Investment Fund G	0.23%, 26,680 units		(1)	26,680

					9,548,303

		Accrued income receivable			41,729

		Total securities			9,590,032

	Total underlying securities of security-backed contracts at fair value				3,067,661,722

	Total accrued income receivable				11,901,754
	Deposits with brokers for futures transactions				414,000
	Variation margin payable				(26,250)
	Receivable for investment securities sold				6,916,000
	Receivable for investment payments due				53,919,201
	Payable for investment securities purchased on a forward commitment basis				(41,374,276)
	Receivable for investment securities sold on a forward commitment basis				6,197,522
	Cash				10,395
	Wrapper contract fee payable				(1,501,993)
	Accrued interest receivable on short-term investment fund				92,084
	Payables for investment securities purchased				(6,951,000)
	Wrapper Contracts at Fair Value				3,142,059
	Pending Trades				4,155,414

	Total security-backed contracts				3,104,556,632

	Adjustment from fair value to contract value for fully benefit investment contract				(121,865,401)

	Total security-back contracts at contract value				2,982,691,231

	Collective Investment Fund
	Wells Fargo Short-term Investment Fund G	0.23%		(1)	442,880,371
	Wells Fargo Stable Return Fund G	2.88%		(1)	296,937,953
	Adjustment from fair value to contract value for fully benefit investment contract				(7,524,743)

	Stable Return Fund at contract value				732,293,581

	Total Stable Value Fund				3,826,530,118

*	Wells Fargo – ESOP
	Wells Fargo & Co. common stock allocated	Common stock fund	176,087,294	(1)	4,852,965,823
	Wells Fargo & Co. common stock unallocated	Common stock fund	65	1,665	1,791
	Wells Fargo ESOP – Unallocated	Convertible preferred stock	981,781	1,057,967,615	1,158,112,832
	Short-term investments	Money Market Fund	75,871,778	(1)	75,871,778

	Total Wells Fargo - ESOP				6,086,952,224

*	Wells Fargo – Non-ESOP
	Wells Fargo & Co. common stock	Common stock fund	11,634,023	(1)	320,633,674
	Short-term investments	Money market fund	9,169,165	(1)	9,169,165

	Total Wells Fargo - Non-ESOP				329,802,839

					$22,790,640,116

*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.

See accompanying report of independent registered public accounting firm.

WELLS FARGO & COMPANY 401(K) PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2011

Identity of party involved	Description of asset (include) interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Wells Fargo & Company	2011 ESOP Cumulative Convertible Preferred Stock	$1,302,000,000	—	—	—	—	1,302,000,000	—

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN By: Wells Fargo & Company, as Plan Administrator

/s/ Justin C. Thornton
Justin C. Thornton
Executive Vice President and Head of Compensation & Benefits Wells Fargo & Company

June 8, 2012

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith